

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE



The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, February 18, 2010

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

EMBARGO: Brussels, February 18, 2010 at 7:30 AM
REGULATED INFORMATION

Operating result in the fourth quarter (EUR 313 million) clearly improved compared to last year (EUR 125 million) in every sector of activity; for the year overall, the decrease was limited to 6%

- ✓ **Sales (EUR 8,485 million)** down 11% compared to 2008 (-3% in the fourth quarter)
- ✓ **Operating result (EUR 905 million)** down by 6% for the year overall:
  - ➢ **Pharmaceuticals (EUR 649 million)** presented as "Discontinued Operations": record result thanks to sustained growth for main products and cost reduction in the fourth quarter
  - ➢ **Chemicals (EUR 246 million)**: up by 3% due to drop in fixed costs and energy costs, and despite a significant decline in demand
  - ➢ **Plastics (EUR 73 million)**: down compared to 2008, with the economic crisis particularly affecting the markets in this Sector (construction, automotive, electronics, equipment parts); strong cost reduction in each activity; in the fourth quarter, confirmation of improved demand in Specialty Polymers
- ✓ **Net income of Group (EUR 553 million)** up by 23% compared to 2008 (impacted by Fortis)
- ✓ **Dividend proposed:** 2.9333 EUR gross (2.20 EUR net) per share (stable compared to 2008)

Group **sales** (EUR 8,485 million) are down by 11% compared to last year. The development by sector was contrasted: Pharmaceuticals: +3%, Chemicals: −12%, Plastics: −19%. The primary markets of the Chemicals and Plastics Sectors were hard hit by the economic crisis. Since mid-2009, however, there has been some improvement in demand in most of the markets; this improvement remains fragile, however. It is more apparent in Asia than in the rest of the world, in particular in comparison to Europe. Sales in the fourth quarter dropped by 3% compared to the same period in 2008 and amounted to EUR 2,199 million.

Group operating result (**REBIT**[1]; EUR 905 million) was down by 6% compared to 2008. In the fourth quarter (EUR 313 million), there was improvement both compared to the preceding quarter (EUR 285 million) and compared to the fourth quarter of 2008 (EUR 125 million). Operating result for the Pharmaceuticals Sector in 2009 reached the record level of EUR 649 million, up by 27% compared to last year, in line with the objectives of the Inspire project. In the fourth quarter (EUR 238 million), it improved significantly (+73%), especially due to a drop in costs and discontinuation of depreciation since the Sector is being booked as "Discontinued Operations." Operating result for the Chemicals Sector (EUR 246 million in 2009, including EUR 68 million in the fourth quarter) was up by 3%, in particular due to the drop in fixed costs and energy costs and despite a significant decline in demand. In Plastics, there is a net decline (EUR 73 million in 2009 compared to EUR 264 million in 2008) due to the significant impact of the crisis on the primary markets of this Sector. This impact, however, was mitigated by a significant cost-reduction and cash optimization program implemented throughout the Sector. In the fourth quarter, there was a positive result of EUR 27 million while the same period in 2008 showed a loss.

Strict costs control and continued structural changes (adaptation of production and reduction in headcount) mitigated the impact on results in a very difficult economic context. At constant scope and EUR/USD exchange rate, the Group reduced fixed production costs and commercial and administrative costs for about EUR 105 million in the Chemicals, Plastics and "Corporate and Business Support" Sectors and for about EUR 120 million in the Pharmaceuticals Sector, compared to 2008. Headcount continued to decrease (at constant perimeter: about 1,630 persons for the entire year).

In total, the Group's **operating margin** (REBIT on sales) was 10.7% in 2009 compared to 10.2% in 2008.

The **net income of the Group** (EUR 553 million) improved by 23% compared to 2008. It should be recalled that the net result from last year had been impacted in an amount up to EUR 309 million by an extraordinary write-down of holdings in Fortis.

REBITDA[2] was EUR 1,375 million, down by 4% compared to 2008; it improved by 64% in the fourth quarter (EUR 413 million). In the context of the crisis, priority was given throughout the year to generation of cash and maintenance of a sound financial situation. Aside from cost-reduction measures, this priority generated a significant decrease in working capital needs (decline in industrial working capital of more than 9%, or a decrease of EUR 145 million) and investment expenditures (down by 57%, or a decrease of EUR 753 million) compared to 2008. The **net debt to equity ratio** reached 26% at the end of 2009 compared to 34% at the end of 2008. It should be noted that the first significant maturity for debt reimbursement will not occur until 2014.

The Board of Directors agreed on February 17, 2010 to propose to the General Shareholders Meeting of May 11, 2010 the payment of a gross **dividend of** 2.9333 EUR (2.20 EUR net) per share, stable compared to 2008.

The Solvay Group announced at the end of September 2009 its decision to refocus its activities and to sell its entire pharmaceutical business in order to accelerate its strategy of profitable and sustainable growth. This transaction closed on February 15 2010. The after taxes capital gain on the transaction is estimated at EUR 1.7 billion on January 1st, 2010. It will be booked in the consolidated accounts of the 1st quarter 2010 in the "discontinued operations". This capital gain is subject to limited adjustment for the variations in net asset value of the pharmaceuticals activities from January 1st, 2010 to February 15 2010.

---
1 REBIT: measure of operating performance (this is not an IFRS concept as such)
2 REBITDA: REBIT, before recurring depreciation and amortization

Furthermore, provisions to adapt the organization of the Group will have to be created in 2010. These amounts are not determined at this stage and will be part of subsequent communication.

Sales and operating result for the **Pharmaceuticals Sector** *reached record levels in 2009.* Sales (EUR 2,791 million) were up by 3% compared to 2008 (+3% at constant exchange rates). They were down by 1% in the fourth quarter (+4% at constant exchange rates). The sales benefited from the sustained growth of certain drugs such as Androgel®, Creon® and Influvac®. On the other hand, it was negatively impacted by significant pressure from generic competition and by the halt of distribution of ESTRATEST®, decided upon in March 2009. Sales in emerging markets continued to improve, despite the negative effects of exchange rates. Emerging markets represented about 20% of sales in the Pharmaceuticals Sector in 2009. Overall for the year, operating result reached a record level of EUR 649 million (+27% compared to 2008). During the fourth quarter (EUR 238 million), it benefited from a significant reduction of costs and the discontinuation of depreciation since the Sector is being booked as "Discontinued Operations" (positive impact of EUR 28 million). It should be noted that there was the capital gain of EUR 17 million on the sale of a non-strategic product (Flammazine®) as well as the reversal of a bad debt reserve of 10 MEUR.

Chemicals Sector sales (EUR 2,713 million) decreased by 12% following a decline in demand compared to 2008. Slight improvement in sales volume was observed in the second half compared to the first half of the year. In the fourth quarter, pressure on the sales prices of hydrogen peroxide and soda ash remained strong; it should be noted, however, that the specialty soda ash derivatives show a favorable trend. The price of caustic soda has gained slightly after its sharp drop in the second and third quarters. Operating result for 2009 (EUR 246 million) was 3% higher than 2008 (EUR 238 million) due to the reduction of fixed costs and energy costs. In the fourth quarter (EUR 68 million), it improved significantly compared to last year (EUR 31 million). Strict costs control at all levels and the significant drop in energy costs in fact mitigated the impact on the result of the drop in volumes and of the downward trend of certain sales prices observed since mid-2009.

Plastics Sector sales (EUR 2,982 million) decreased by 19% compared to 2008. The crisis had a significant impact on the primary markets of the Sector, especially automotive, construction, electronics and electricity as well as equipment parts. It should be noted that since the start of the second half of 2009, there was improved demand in several markets covered by Specialty Polymers. This improvement is, however, less noticeable in the construction sector in Europe and in the United States, an important market for Vinyls. This evolution explains the significant improvement of the operating result in the Specialties cluster in the 4th quarter compared to the preceding quarters and a low operating result for the Vinyls cluster, impacted as well by the slowdown in activity toward the end of the year and by the low level of PVC margins in Europe and South America.
Operating result for the Sector for the full year (EUR 73 million) remained much lower than last year (EUR 264 million). Significant efforts undertaken by the Sector in terms of cash generation and cost reduction at all levels ensured nonetheless strong resistance to an especially difficult economic environment.

In 2010, the focus will go to the optimal reinvestment after the disposal of the pharmaceutical activities. Thanks to its growth initiatives, its competitive positions and the measures taken in the last two years, Solvay is prepared in case of a longer crisis. Market conditions remain challenging.

SOLVAY Group – Summary Financial Information

Million EUR (except for per-share figures in EUR)	2008 Total[3]	2009 Total[4]	2009/ 2008 % on total	4th quarter 2008 Total[4]	4th quarter 2009 Total[4]	4th quarter 2009/ 4th quarter 2008 % on total
Sales	**9,490**	**8,485**	**-11%**	**2,273**	**2,199**	**-3%**
REBIT	**965**	**905**	**-6%**	**125**	**313**	**+150%**
REBIT/Sales	*10.2%*	*10.7%*	*ns*	*5.5%*	*14.2%*	*ns*
Non-recurring items	20	-105	ns	-31	-41	ns
EBIT[4]	**985**	**800**	**-19%**	**94**	**272**	**+188%**
Charges on net indebtedness	-93	-151	62%	-29	-34	15%
Income from investments	-299	-5	ns	-53	-2	ns
Earnings before taxes	**592**	**643**	**9%**	**12**	**237**	**ns**
Income taxes	-143	-90	-37%	11	-38	ns
Net income of the Group	**449**	**553**	**23%**	**23**	**199**	**ns**
Net income (Solvay share)	405	516	27%	29	188	ns
Total depreciation	417	496	19%	139	101	-27%
REBITDA	1,436	1,375	-4%	252	413	64%
Cash flow	866	1,049	21%	162	300	85%
Results per share[5]	**4.92**	**6.28**	**28%**	**0.35**	**2.28**	
Net debt to equity ratio	34%	26%				

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR –105 million in 2009 (EUR -41 million in the fourth quarter). They included asset write-downs of EUR 17 million in the Organics cluster (Chemicals Sector) and EUR 12 million in the Pharmaceuticals Sector, various charges for restructuring (mothballing of the hydrogen peroxide unit at Bitterfeld, shutdown of the precipitated calcium carbonate production unit at Angera), as well as the increase by EUR 25 million of the reserve created in the context of contract litigation.

Charges on net indebtedness amounted to EUR –151 million at the end of December 2009 (of which EUR –135 million were charges on borrowing). They were affected by financing charges in local currencies on our development in eastern countries, especially in Russia and in Bulgaria (EUR -17 million), and by the low yield in cash (1.0%). Financial debt is covered at 82% at an average fixed rate of 5.1% with a duration of 6.2 years; the first significant maturity for debt reimbursement will not occur until 2014. In May 2009, the Group issued a 6-year bond in the amount of EUR 500 million at 5%. This issue permitted consolidation of its long-term financing structure, among other things by refinancing short term commercial paper.

Income taxes amounted to EUR –90 million. The effective tax rate at the end of December 2009 was 14% at Group's level due to tax credits. These tax credits are especially related to Pharmaceuticals research (EUR 37 million), which contribute to the low tax rate for discontinued operations.

The **net income of the Group** (EUR 553 million) improved by 23% compared to 2008. In the fourth quarter, it amounted to EUR 199 million, clearly higher than last year (EUR 23 million). It should be recalled that the net result of 2008 had been affected by the non-recurring write-down (EUR 309 million of which EUR 53 million were in the fourth quarter) of holdings in Fortis. **Minority interests** amounted to EUR 37 million. The **net result per share** amounted to 6.28 EUR (compared to 4.92 EUR at the end of December 2008).

REBITDA amounted to EUR 1,375 million, down by 4% compared to 2008. It improved by 64% in the fourth quarter (EUR 413 million). It should be noted that **total depreciation** (EUR 496 million) was significantly higher compared to 2008 (EUR 417 million), recalling that total depreciation of last year benefited from reversal of an impairment (EUR 92 million) on the trona mine (natural soda ash).

Equity amounted to EUR 5,160 million at the end of 2009, up by EUR 415 million compared to the end of 2008 (EUR 4,745 million).

The Group set as a major priority the maintenance of a solid financial structure, in particular in the current economic climate. Due to the significant reduction in industrial working capital (by more than 9%, or a decrease of EUR 145 million) and investment expenditures (down by 57%, or a decrease of EUR 753 million) compared to last year, the **net debt** decreased by EUR 264 million in 2009, to amount to EUR 1,333 million at the end of December 2009. The **net debt to equity ratio** amounted to 26% (compared to 34% at the end of 2008), demonstrating the importance accorded to this by the entire Group.

---

3 Total = ongoing activities and "discontinued operations" as presented in the "Consolidated Income Statement " table
4 EBIT: results before financial charges and taxes
5 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option program, or a total of 82,317,792 shares at the end of 2008 and 82,143,247 shares at the end of 2009

The Board of Directors agreed on February 17, 2010 to propose to the General Shareholders Meeting of May 11, 2010 the payment of a gross **dividend** of 2.9333 EUR (2.20 EUR net) per share, stable compared to 2008. Based on the closing price of February 16, 2010 (71.73 EUR), this represents a gross dividend yield of 4.1% and 3.1% net. In addition, it should be recalled that the Group's dividend policy consists of increasing it anytime possible, and avoiding, if possible, decreasing it. For 28 years, the dividend has gradually increased and has never been reduced.

RESEARCH & DEVELOPMENT AND INVESTMENTS

In the context of the economic crisis, the Solvay Group decided to significantly reduce its **investments in 2009**. They represented EUR 567 million, or a decrease of 57% compared to the investment amounts for 2008 (EUR 1,320 million).

In 2010, the Solvay Group will continue to manage its balance sheet with great scrutiny, since the economic context remains difficult. Aside from reinvestment of the proceeds from the sale of the Pharmaceuticals Sector, the **investment budget for 2010** amounts to EUR 673 million. Just as in 2009, outside of investments related to health, safety and environmental, they will be concentrated on a very limited number of strategic projects, oriented by priority toward geographic expansion of the Group and toward choices made in terms of sustainable development.

Research and Development (R&D) expenditures reached EUR 555 million in 2009 of which EUR 416 million in the Pharmaceuticals Sector. The R&D expenditures budget for 2010 decreased down to EUR 148 million due to sale of the Pharmaceuticals activities.

RESULTS BY SEGMENT[6]

Million EUR	2008	2009	2009 / 2008	4th quarter 2008	4th quarter 2009	4th quarter 2009 / 4th quarter 2008
GROUP SALES[7]	**9,490**	**8,485**	**-11%**	**2,273**	**2,199**	**-3%**
Chemicals	3,096	2,713	-12%	766	649	-15%
Plastics	3,695	2,982	-19%	753	802	7%
Pharmaceuticals – "Discontinued Operations"	2,699	2,791	3%	754	748	-1%
REBIT GROUP	**965**	**905**	**-6%**	**125**	**313**	**150%**
Chemicals	238	246	3%	31	68	116%
Plastics	264	73	-72%	-26	27	ns
Corporate and Business Support	-46	-63	36%	-17	-19	12%
Pharmaceuticals – "Discontinued Operations"	509	649	27%	138	238	73%
REBITDA GROUP	**1,436**	**1,375**	**-4%**	**252**	**413**	**64%**
Chemicals	398	413	4%	73	110	51%
Plastics	458	285	-38%	27	82	206%
Corporate and Business Support	-37	-54	47%	-15	-17	14%
Pharmaceuticals – "Discontinued Operations"	617	731	18%	167	238	42%

6 Results by segment include results from the three sectors of the Group, as well as Corporate and Business Support.
7 These are sales after elimination of inter-company sales.

Recent strategic developments

Strategic refocus of activities in the Solvay Group

The Board of Directors decided at the end of September 2009 to refocus the activities of the Solvay Group and to sell its entire pharmaceutical business in order to accelerate its strategy of profitable and sustainable growth.

This decision resulted from an in-depth analysis and evaluation of the different strategic options for the future development of the pharmaceuticals activities of the Group. Among the different options analyzed, the option to sell the pharmaceuticals activities was selected. It offers to all the Group's activities, pharmaceuticals and non-pharmaceuticals, the best possibilities for their future development.

The Group's pharmaceuticals activities were sold to Abbott for a total Enterprise Value of about EUR 5.2 billion. This includes a first cash payment at closing of EUR 4.5 billion and additional potential cash payments of up to EUR 300 million if specific milestones are met between 2011 and 2013. It also includes the assumption of certain liabilities and sale price adjustments, which Solvay valued at approximately EUR 360 million on January 1st, 2010.

This sale transaction closed on February 15 2010.

Solvay will reinvest the proceeds from the transaction in organic and sizeable external growth, focused on long-term value creation. This will be done by investments in high value-added activities and strategic projects in chemicals and plastics, by continuing the geographic expansion into regions with growth potential, and by pursuing the development of activities and new products with low energy footprint and which we expect will reduce the cyclicality in Solvay's portfolio of activities. Evaluations about such reinvestments are ongoing.

The proceeds of the sale of the Pharmaceuticals activities will temporarily be invested in short duration government (Germany, France, The Netherlands, Belgium) and highest rated treasury instruments and in own treasury shares of maximum 5.1 million shares (6% of the issued capital).

The Solvay Group's philosophy remains unaltered: realize sustained growth with leading positions and maintain a conservative financial structure.

Information by business segment

It was decided to introduce in the financial reporting, as of 2010, a specific segment for New Business Development (NBD) activities, in order to better highlight the research activities being carried out, outside the Strategic Business Units, in promising and important areas of development for the Group.

The NBD activity is organized into strategic platforms which combine programs linked to a common area.

A first Competence Centre, Future Businesses, has as its mission to innovate by taking measured risks to develop new assemblies of functional materials in the applications of tomorrow. It manages two platforms — Renewable Energies and Printed Organic Electronics.

The second Competence Centre, Advanced Technologies, is tasked with finding and acquiring of innovative technological know-how of potential interest to Solvay. Two platforms are currently active: Nanotechnologies and Renewable Chemistry.

More information regarding the NBD activity is available in the annual report.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT FOR THE FULL YEAR

	2008			2009		
Million EUR (except for per-share figures in EUR)	**Continuing Operations**	**Discontinued operations**	**Total**	**Continuing Operations**	**Discontinued operations**	**Total**
Sales	**6,791**	**2,699**	**9,490**	**5,694**	**2,791**	**8,485**
Cost of goods sold	-5,626	-755	-6,381	-4,722	-772	-5,495
Gross margin	**1,165**	**1,944**	**3,109**	**972**	**2,019**	**2,991**
Commercial and administrative costs	-556	-1,011	-1,567	-532	-951	-1,482
Research and development costs	-136	-428	-564	-139	-416	-555
Other operating gains and losses	-25	15	-10	-30	4	-26
Other financial gains and losses	8	-10	-2	-14	-7	-22
REBIT	**456**	**509**	**965**	**256**	**649**	**905**
Non-recurring items	69	-49	20	56	-161	-105
EBIT	**525**	**460**	**985**	**312**	**488**	**800**
Cost of borrowings	37	-174	-138	26	-161	-135
Interest on lendings and short term deposits	-15	41	26	0	9	9
Other gains and losses on net indebtedness	-3	21	18	1	-26	-25
Income from investments	-299	0	-299	-5	0	-5
Earnings before taxes	**244**	**348**	**592**	**333**	**310**	**643**
Income taxes	-65	-77	-143	-85	-5	-90
Net income of Group	**179**	**271**	**449**	**248**	**305**	**553**
Minority interests	-42	-2	-44	-35	-2	-37
Net income (Solvay share)	**136**	**269**	**405**	**213**	**303**	**516**
Earnings per share (in EUR)	1.65	3.27	4.92	2.59	3.69	6.28
Diluted earnings per share(*) (in EUR)	1.65	3.26	4.91	2.59	3.68	6.28

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME FOR THE FULL YEAR

	2008			2009		
Million EUR	**Continuing Operations**	**Discontinued operations**	**Total**	**Continuing Operations**	**Discontinued operations**	**Total**
Net income of Group	**179**	**271**	**449**	**248**	**305**	**553**
Gains and losses on remeasuring available-for-sale financial assets	33	20	52	18	0	17
Effective portion of gains and losses on hedging instruments in a cash flow hedge	26	-16	10	-14	7	-8
Currency translation differences	-16	-76	-92	8	10	18
Income tax relating to components of other comprehensive income				0		0
Other comprehensive income, net of related tax effects	**43**	**-72**	**-29**	**11**	**16**	**27**
Total comprehensive income of the Group	**221**	**199**	**420**	**259**	**321**	**580**

CONSOLIDATED INCOME STATEMENT FOR THE 4th QUARTER

	4th quarter 2008			4th quarter 2009		
Million EUR (except for per-share figures in EUR)	**Continuing Operations**	**Discontinued operations**	**Total**	**Continuing Operations**	**Discontinued operations**	**Total**
Sales	**1,519**	**754**	**2,273**	**1,451**	**748**	**2,199**
Cost of goods sold	-1,339	-201	-1,541	-1,204	-197	-1,402
Gross margin	**180**	**553**	**733**	**247**	**551**	**797**
Commercial and administrative costs	-152	-288	-440	-138	-223	-361
Research and development costs	-34	-90	-124	-35	-100	-135
Other operating gains and losses	-11	-30	-41	4	13	17
Other financial gains and losses	5	-7	-2	-3	-3	-6
REBIT	**-12**	**138**	**125**	**75**	**238**	**313**
Non-recurring items	-22	-8	-31	97	-138	-41
EBIT	**-35**	**129**	**94**	**172**	**100**	**272**
Cost of borrowings	2	-43	-41	37	-69	-31
Interest on lendings and short term deposits	-2	9	7	0	2	2
Other gains and losses on net indebtedness	-3	8	5	18	-22	-4
Income from investments	-53	0	-53	-2	0	-2
Earnings before taxes	**-91**	**103**	**12**	**225**	**12**	**237**
Income taxes	36	-25	11	-50	13	-38
Net income of Group	**-55**	**78**	**23**	**175**	**24**	**199**
Minority interests	7	0	6	-11	0	-11
Net income (Solvay share)	**-48**	**77**	**29**	**164**	**24**	**188**
Earnings per share (in EUR)	-0.59	0.94	0.35	2.00	0.29	2.28
Diluted earnings per share(*) (in EUR)	-0.59	0.94	0.35	1.99	0.29	2.28

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME FOR THE 4th QUARTER

	4th quarter 2008			4th quarter 2009		
Million Eur	**Continuing Operations**	**Discontinued operations**	**Total**	**Continuing Operations**	**Discontinued operations**	**Total**
Net income of Group	**-55**	**78**	**23**	**175**	**24**	**199**
Gains and losses on remeasuring available-for-sale financial assets	-131	1	-130	6	1	7
Effective portion of gains and losses on hedging instruments in a cash flow hedge	18	-8	10	-15	12	-3
Currency translation differences	-113	-79	-192	63	14	77
Income tax relating to components of other comprehensive income		0	0	-1	-1	-2
Other comprehensive income, net of related tax effects	**-226**	**-85**	**-312**	**53**	**26**	**79**
Total comprehensive income of the Group	**-281**	**-8**	**-289**	**228**	**50**	**277**

CONSOLIDATED BALANCE SHEET

Million EUR	December 31, 2008	December 31, 2009
Non-current assets	**7,752**	**5,075**
Intangible assets	726	162
Goodwill	1,667	76
Tangible assets	4,218	3,921
Available-for-sale investments	30	68
Other investments	187	209
Deferred tax assets	649	487
Loans and other non-current assets	273	152
Current assets	**4,513**	**7,471**
Inventories	1,255	805
Trade receivables	1,666	1,373
Income tax receivables	92	19
Other receivables	555	327
Cash and cash equivalents	883	1,486
Assets held for sale - Pharma		3,408
Assets held for sale- Other	61	53
TOTAL ASSETS	**12,264**	**12,546**
Total equity	**4,745**	**5,160**
Share capital	1,271	1,271
Reserves	3,179	3,483
Minority interests	296	406
Non-current liabilities	**4,185**	**4,536**
Long-term provisions: employees benefits	1,106	895
Other long-term provisions	922	766
Deferred tax liabilities	258	196
Long-term financial debt	1,852	2,635
Other non-current liabilities	46	44
Current liabilities	**3,334**	**2,851**
Short-term provisions: employees benefits	43	7
Other short-term provisions	80	61
Short-term financial debt	627	185
Trade liabilities	1,337	828
Income tax payable	49	66
Other current liabilities	1,183	682
Liabilities associated with assets held for sale - Pharma		1,012
Liabilities associated with assets held for sale - Other	14	11
TOTAL EQUITY & LIABILITIES	**12,264**	**12,546**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treas-ury shares	Currency translation differences	Fair value differ-ences	Total	Minority interests	Total equity
Balance at 31/12/2008	**1,271**	**18**	**3,994**	**-226**	**-621**	**14**	**4,449**	**296**	**4,745**
Net profit for the period			516				516	37	553
Income and expenses directly allocated to equity					9	9	18	9	27
Total comprehensive income			**516**		**9**	**9**	**534**	**46**	**580**
Cost of stock options			10				10		10
Dividends			-241				-241	-11	-252
Acquisition /sale of treasury shares				7			7		7
Other			-7				-7	75	68
Balance at 31/12/2009	**1,271**	**18**	**4,272**	**-218**	**-612**	**23**	**4,754**	**406**	**5,160**

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	2008	2009
EBIT	985	800
Depreciation, amortization and impairments	417	496
Changes in working capital	356	48
Changes in provisions	-167	-126
Income taxes paid	-302	-24
Others	-12	-10
Cash flow from operating activities	**1,277**	**1,184**
Acquisition/sale of investments and shares	-453	-91
Acquisition/sale of assets	-747	-441
Income from investments	10	0
Changes in loans	-21	26
Effect of changes in method of consolidation	12	20
Cash flow from investing activities	**-1,200**	**-486**
Capital increase / redemption	-12	-17
Acquisition / sale of treasury shares	7	7
Changes in borrowings	578	313
Cost of borrowings	-138	-135
Interest on lendings and short term deposits	26	9
Other	18	-25
Dividends	-240	-257
Cash flow from financing activities	**239**	**-105**
Net change in cash and cash equivalents	**316**	**593**
Currency translation differences	-8	10
Opening cash balance	575	883
Ending cash balance	**883**	**1,486**

CASH FLOWS FROM DISCONTINUED OPERATIONS

Million EUR	2008	2009
Cash flow from operating activities	457	527
Cash flow from investing activities	-286	-30
Cash flow from financing activities	-147	-516
Net change in cash and cash equivalents	**23**	**-18**

RESULTS BY SEGMENT

Million EUR	2008	2009	2009 / 2008	4th quarter 2008	4th quarter 2009	4th quarter 2009 / 4th quarter 2008
GROUP Sales[8]	**9,881**	**9,171**	**-7%**	**2,258**	**2,366**	**5%**
Chemicals	3,254	2,881	-11%	729	693	-5%
Plastics	3,929	3,499	-11%	775	925	19%
Pharmaceuticals – "Discontinued Operations"	2,699	2,791	3%	754	748	-1%
EBIT GROUP	**985**	**800**	**-19%**	**94**	**272**	**188%**
Chemicals	261	190	-27%	29	62	111%
Plastics	259	59	-77%	-53	19	-136%
Corporate and Business Support	5	63	ns	-11	91[9]	ns
Pharmaceuticals – "Discontinued Operations"	460	488	6%	129	100[9]	-22%

8 These are sales before elimination of inter-company sales

9 As of 12/31, in the perspective of the closing of the transaction with Abbott, the Solvay Group decided to assign to the "Discontinued Operations" segment several Pharma provisions for risks which had been attached as of this date to the Corporate and Business Support segment for reasons of confidentiality.

ANNEX TO PRESS RELEASE
COMMENTS ON SOLVAY GROUP RESULTS FOR 2009

PHARMACEUTICALS SECTOR

In the Solvay Group's consolidated financial statements, the results from the Pharmaceuticals Sector at the end of December 2009 are booked as "discontinued operations," following the decision at the end of September 2009 to sell all of the pharmaceuticals activities.

Sales of main products by therapeutic class

Million EUR	2008	2009	2009 / 2008	2009 / 2008 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,699**	**2,791**	**+3%**	**+3%**
CARDIOMETABOLIC	**812**	**759**	**-7%**	**-6%**
Fenofibrate	511	453	-11%	-13%
Teveten®	116	110	-5%	-3%
Physiotens®	47	46	-3%	+1%
NEUROSCIENCE	**411**	**356**	**-13%**	**-12%**
Serc®	165	143	-13%	-8%
Luvox®	89	80	-10%	-15%
Duodopa®	42	59	+40%	+42%
FLU VACCINES	**137**	**197**	**+44%**	**+50%**
Influvac®	116	162	+41%	+44%
PANCREATIC ENZYMES (Creon®)	**217**	**268**	**+23%**	**+25%**
GASTRO-ENTEROLOGY	**243**	**228**	**-6%**	**-2%**
Duphalac®	104	104	0%	+4%
Duspatal®	67	64	-5%	0%
Dicetel®	34	30	-14%	-11%
MEN'S AND WOMEN'S HEALTH	**648**	**756**	**+17%**	**+14%**
Androgel®	337	452	+34%	+28%
Duphaston®	96	104	+8%	+15%
Prometrium®	82	103	+25%	+18%

Comments

- Pharmaceuticals Sector **sales** in 2009 hit a record level. They amounted to EUR 2,791 million, up by 3% compared to 2008 (-1% in the fourth quarter). At constant exchange rates, they would have increased by 3% (+4% in the fourth quarter).

  The fenofibrate franchise (Trilipix™, TriCor®, Lipanthyl®) continued to develop well. In the United States, sales of TriCor® 145mg NFE and Trilipix™ (USD 1,337 million) recorded by Abbott in 2009 were similar to last year. Sales increased in other countries and regions such as Australia and some emerging countries.
  Sales for 2009 for the fenofibrate franchise (EUR 453 million) did not totally reflect the sales from the period. This is explained by the EUR 39 million of revenues recorded for Trilipix™ in December 2008 after its approval by the FDA, related to sales to supply the distribution network for this drug in the United States, as well as by a significant decrease in inventories in the United States.

  In addition, the Sector's sales benefited from the sustained growth of other drugs such as Androgel® and Creon®, up respectively by 34% and 23% compared to last year. Sales of flu vaccines also improved sharply (Influvac®: +41%) compared to last year, with production volume greatly increased compared to the low level of 2008. The first sales of cell-based flu vaccines were recorded on the Russian market in the fourth quarter.

  Sales from the sector were, however negatively affected by the decrease in sales of Marinol® (EUR -41 million), which became generic in June 2008, and by shutdown of distribution of ESTRATEST® decided upon in March 2009 (EUR -31 million).

  In terms of geography, sales were up in the United States as well as in the emerging countries (in particular in the Asia-Pacific zone and in the Middle East) despite the negative effects of exchange rates. Sales were stable in Europe.

- **Operating result** for the Pharmaceuticals Sector in 2009 reached a record level of EUR 649 million, clearly up (+27%) compared to 2008 (EUR 509 million). During the fourth quarter, the operating result (EUR 238 million) benefited from a significant drop in costs. In addition, the booking of the pharmaceutical activities as "discontinued operations" led to a discontinuation of depreciation (positive impact of EUR 28 million). It should be noted finally that the operating result from the fourth quarter included a gain of EUR 17 million on the sale of a non-strategic product (Flammazine®) as well as the reversal of a bad-debt provision of 10 MEUR.

- **Research & development** expenditures amounted to EUR 416 million (14.9% of sales) compared to EUR 428 million in 2008. They were designated primarily for development of molecules in the cardiometabolic and neuroscience areas.

CHEMICALS SECTOR

Strategic Developments

Solvay is firmly convinced that products from the Chemicals field will contribute to sustainable development. Different initiatives were recently launched or finalized in this area by the Chemicals Sector.

- Construction in Thailand of an epichlorhydrin production unit (100,000 tons/year) based on natural glycerin (EPICEROL® process) will be carried out by Vinythai, a subsidiary of the Solvay Group. This unit will begin operations at the start of 2012. Aside from the use of a renewable raw material, this process generates fewer byproducts and consumes less water.
- In the United States, at Green River, production of sodium bicarbonate from solid waste coming from production of soda ash will start up in 2010. This innovative process for conversion of waste into a commercial product will enable production of SOLVAIR® Select 300, specifically designed for treatment of stack gases.
- Continuing the expansion of its portfolio of fluorinated specialties, Solvay launched F1EC, an electrolyte additive capable of prolonging the life cycle and increasing the safety and capacity of lithium-ion batteries. A new production unit for this product, located in South Korea, was inaugurated in December 2009.

It is of paramount importance for the Chemicals Sector to continuously improve the energy efficiency of its industrial processes, by minimizing CO_2 emissions and waste, and to ensure a durable, reliable and competitive supply of energy. Several ongoing projects fall into this category.

- Solvay has formed a partnership with the company Tönsmeier for construction of a cogeneration unit using secondary fuels at the Bernburg site (Germany) as well as development of its partnership with the company Dalkia at the Tavaux site (France) for construction of a cogeneration unit supplied by biomass. These two cogeneration units will be operational respectively in 2010 and 2012.
- Solvay participates in the industrial consortium Exeltium with other electro-intensive companies to ensure long-term electricity supplies at competitive prices in France.
- It should also be noted that Solvay Energy has been operational since July 2009, and it should be recalled that its purpose is to ensure, on behalf of the different sectors and SBU's, the negotiation and conclusion of purchasing contracts, as well as the mechanisms for financial hedging, for their primary energy needs (electricity, gas, coal, coke, etc.).

Technological innovation and geographic expansion in high-growth regions constitute two key strategic axes of the Chemicals Sector. The following developments and projects exemplify this strategy.

In hydrogen peroxide:

- In the framework of a partnership with Dow Chemical Company, the construction of a high-yield mega-plant (330,000 tons/year) began in Thailand (startup set for 2011). It should be recalled that at Antwerp, a first high-yield mega-plant (230,000 tons/year) has been in operation since March 2009. These two plants will supply hydrogen peroxide for propylene oxide production units. They mark a new step in production technology for this product, with lower investments, economies of scale and optimized energy and raw material consumption.
- Additionally, Solvay recently announced the construction, in partnership with the Huatai group, of a hydrogen peroxide plant in China. This plant, with an annual capacity of 50,000 tons/year, will begin operations at the end of 2011. It will use Solvay's world-class technology for production of high-purity grades of hydrogen peroxide and peracetic acid.

In soda ash:

- In Egypt, in October 2008 Solvay acquired a soda ash production unit (Alexandria Sodium Carbonate Company) with a capacity of 130,000 tons/year. It will help meet the growing demand for soda ash from Egyptian customers and from Middle Eastern and North African countries.
- In Russia, Solvay signed in September 2009 an agreement with Sodium Group Investments Limited in order to acquire its majority share in the soda ash plant at Berezniki. The plant has a capacity of 500,000 tons/year. The enterprise value of the investment amounted to EUR 160 million. Solvay intends to finalize this acquisition in the first half of 2010, after the normal procedures and appropriate notifications have taken place. The acquisition will be paid out over the course of the next three years.
- In Bulgaria, the capacity of the soda ash production unit was increased by 150,000 tons to reach 1,350,000 tons/year in 2009.

The growth in specialties will increase the portion of the Sector's portfolio of products that are the least exposed to economic cycles. This is seen especially in bicarbonate and fluorinated specialties as illustrated above.

The recent economic crisis led the Chemicals Sector to further reinforce its competitiveness. Several restructuring measures were taken during 2009, following those announced and implemented in 2008. Thus, in August, Solvay mothballed the hydrogen peroxide unit at Bitterfeld (Germany). The small size of this plant made it no longer competitive in the context of the restructuring European papermaking industry. Other measures were taken in Belgium (reconfiguration of the Peptisyntha activity), in Egypt (optimizing personnel structures within Alexandria Sodium Carbonate Company), in Italy (shutdown of the precipitated calcium carbonate product unit at Angera and resizing of the Bussi site) and in the United States (shutdown of the fluorides products production site at Catoosa).

It should finally be noted that, following the decision by the European Commission in May 2006 to impose a fine for failure to comply with competition rules in the area of peroxides (which Solvay appealed), some European customers filed claims against Solvay in 2009. Examination of these claims is under way. In particular, some manufacturers joined forces under the "Cartel Damage Claims" act to introduce an action against Solvay and other manufacturers. This proceeding is in the preliminary stages.

Key figures

(Million EUR)	Sales			REBIT change
	2008	2009	2009/2008 (%)	2009/2008
CHEMICALS [10]	**3,096**	**2,713**	**-12%**	**3%**
Minerals cluster[11]	1,426	1,263	-11%	↗
Electrochemical and Fluor Chemicals cluster	1,154	986	-15%	↘
Oxygen cluster	448	441	-2%	↗

Comments

- ***Operating result for 2009 up by 3% due to the drop in fixed costs and energy costs and despite a significant drop in demand***
- ***In the fourth quarter:***
  - ***Stable demand for chemical products compared to the preceding quarter***
  - ***Persistence of downward pressure on soda ash and hydrogen peroxide prices; slight uptick in caustic soda prices***

Chemicals Sector sales (EUR 2,713 million) decreased by 12% following a decline in demand compared to 2008. Slight improvement in sales volume was observed in the second half compared to the first half of the year. In the fourth quarter, pressure on the sales prices of hydrogen peroxide and soda ash remained strong; it should be noted, however, that the specialty soda ash derivatives show a favorable trend. The price of caustic soda has gained slightly after its sharp drop in the second and third quarters. Operating result for 2009 (EUR 246 million) was 3% higher than 2008 (EUR 238 million) due to the reduction of fixed costs and energy costs. In the fourth quarter (EUR 68 million), it improved significantly compared to last year (EUR 31 million). Strict costs control at all levels and the significant drop in energy costs in fact mitigated the impact on the result of the drop in volumes and of the downward trend of certain sales prices observed since mid-2009.

Mineral cluster

- **Soda ash** sales in 2009 were down by 10% compared to 2008. Sales volumes in Europe and the United States clearly decreased compared to last year. The situation remained difficult in the fourth quarter. Since their significant hike at the start of 2009, sales prices underwent strong downward pressure from weak demand and the level of the USD, which penalized exports coming from Europe. European sales prices, set by contract, for the start of 2010 were significantly lower than those of 2009. It should be noted also that in Europe, the majority of contracts are now quarterly, while they were primarily on an annual basis for the past several years. Throughout this past year, cost prices were affected by reduction of production, in particular in Europe, but benefited from the gradual downturn of energy costs and strict control of fixed costs. Results from specialties derived from soda ash, in particular bicarbonate, remained steady, both in Europe and in the United States.

Electrochemistry and fluorinated products

- In **Electrochemistry**, sales in 2009 were down compared to last year. Demand for caustic soda was significantly affected by the economic crisis, especially in the first quarter. The sales price of caustic soda was very volatile throughout the year. After reaching historic records at the start of the year, it dropped sharply in the second and third quarters to finally rally slightly in the fourth quarter. In a global market, this evolution is the consequence of an imbalance between supply and demand of caustic soda, with the latter being correlated to pattern of demand in PVC. Volatility of sales price had a significant impact on evolution of the operating result in 2009.

---

10 Including the Organics cluster (SBU Molecular Solutions)
11 Including the Soda ash and Derivatives SBU and Advanced Functional Minerals

- **Allylic activities** had to confront a very difficult market situation at the start of 2009 with demand for epichlorhydrin sharply down due to the world economic crisis. The operating result for 2009 was clearly lower than 2008. However, it improved gradually over the course of the year due to improved demand over the months as well as a drastic cost reduction plan.
- **Fluorinated products** benefited in 2009 from restructuring of the fluorides activities deployed in 2008 as well as a drop in costs. The operating result improved compared to last year, despite the lower sales volumes in the context of the global economic crisis.

Oxygen cluster

- In the 4th quarter, the level of the demand for **hydrogen peroxide** was similar to that of the 3rd quarter, both in Europe and the United States, in particular following strong demand by the Chinese papermaking industry. Throughout the year, sales volumes however were clearly lower than in 2008. The European papermaking industry remained confronted with a structurally difficult situation. It should be noted that the HPPO unit at Antwerp, operational since March 2009, contributed to sales. In Mercosur, sales volumes recovered their pre-crisis levels. Downward pressure on sales prices was accentuated at the end of the year in Europe. The operating result for 2009 was higher than last year. It should be noted that there was a positive impact on this from the lowered energy expenses (hydrogen, electricity and steam).

PLASTICS SECTOR

Strategic developments

The Plastics Sector used the crisis to further increase its competitiveness in its different areas while maintaining the emphasis on development of new sustainable products and geographic expansion in high-growth markets.

Sustainable development, one of the major strategic axes of the Group, was implemented in 2009 within the Plastics Sector through different projects and accomplishments. They illustrate the key role played in this area by research and innovation.

- A new range of polyvinylidene fluorides (PVDF) designed for lithium-ion batteries was launched during the year. This new generation of PVDF significantly increases the energy density of the batteries as well as their life span.
- The technological leadership of Inergy Automotive Systems[12] was recognized by orders for its new "Selective Catalytic Reduction" system. This is a process to reduce NOx emissions from diesel motors by selective catalytic reduction using urea.
- A project for later development of the PVC site at Solvay Indupa is planned in Brazil. It will permit an integrated capacity of PVC of 360,000 tons/year, which will in part be supplied in ethylene produced from bioethanol.

Projects were also carried out in the energy field

- In Argentina, finalization in 2009 of the first phase of construction of a cogeneration plant (120 MW) on the Solvay Indupa site at Bahia Blanca enabled a reliable and competitive supply of electricity. Later, the unit will be expanded to 165 MW.
- It should be noted additionally that there was a recent announcement by Solvay of construction of a semi-industrial fuel cell with a capacity of about 1 MW on the SolVin[13] site at Antwerp. It will transform hydrogen generated by electrolysis into electricity.

Geographic expansion into high-growth countries constitutes one of the key strategic orientations of the Plastics Sector.

- SolVin took a significant step in its geographic development in 2007 by concluding a joint venture agreement (50/50) with Sibur. This agreement called for construction in Russia of an entirely integrated plant with an initial capacity for PVC of 330,000 tons/year, with later expansion capacities of 500,000 tons/year. The startup date for the plant will depend on the economic recovery; it is currently scheduled for the end of 2013.

  In Brazil, a vast production modernization project finalized at the start of 2009 is going to generate significant improvement in the competitiveness of the vinyls site at Solvay Indupa by, among other things, production using membrane electrolysis. Additionally, PVC capacity was increased from 245,000 to 300,000 tons/year, in line with VCM capacity, in order to meet long-term growth in this market.

  In Thailand, it should be recalled that in 2008 Vinythai increased its production capacity of PVC by 70,000 tons/year to reach 280,000 tons/year in its plant at Map Ta Phut.

  Alongside Europe, Southeast Asia, Mercosur and, in the future, Russia, constitute significant areas of growth for vinyls. It should be recalled in this regard that Vinythai will now be consolidated globally, since Solvay's participation in this company has gone past the 50% threshold that ensures control of the company.
- In Specialty Polymers, the Group is emphasizing expansion of its portfolio of high-performance polymers, especially in Asia. It should be noted that in 2008, the new plant for micronized polytetrafluoroethylene (PTFE, a

12 Joint venture 50% Solvay / 50% Plastic Omnium in fuel systems for the automotive industry.
13 Joint venture 75% Solvay / 25% BASF

polymer used among others as additive for the inks and coatings) started up in China, as did the new polyetheretherketone (PEEK, a polymer combining a very high chemical and mechanical resistance up to 300°C) production unit in India.

- Inergy Automotive Systems recently announced developments in high-growth areas, in particular the construction of a second plant in China (in the Beijing region) and a plant in India (in the Chennai region). Its Russian plant (located at Stavrovo) has been in operation since the fourth quarter 2009. Other growth projects are being studied.

The Sector also undertook in 2009 some selective capacity expansions for production of some Specialty Polymers that are used in high-value-added applications and are less sensitive to economic cycles. Thus in March 2009, a new DIOFAN® (PVDC latex) production unit, with annual capacity of 20,000 tons, started up successfully at Tavaux (France). PVDC latex is a barrier material used to coat packages when integrity of the merchandise over time is critical, in particular in the food and pharmaceuticals sectors. Other selective production capacity expansions were implemented in 2009, especially for SOLEF® at Tavaux (France) and FLUOROLINK® at Spinetta (Italy). These capacity expansions will allow continued growth of FLUOROLINK® in the paper-coating and textile markets as well as of SOLEF® in new applications such as photovoltaic cells, sensors and lithium-ion batteries.

The recent economic crisis led the Plastics Sector to undertake a vast program of cost reduction and cash optimization. This translated into **various restructuring measures.** Some examples were the fourth-quarter shutdown by Inergy Automotive Systems of its plant at Nucourt (France) and resizing of its entire organization, shutdown of the PVC compounds unit (BENVIC) at the Jemeppe site in Belgium, and other restructurings undertaken by the Specialty Polymers and by Pipelife (among others in Ireland and Spain).

Key figures

(Million EUR)	Sales			REBIT change
	2008	2009	2009 / 2008 (%)	2009 / 2008
PLASTICS	**3,695**	**2,982**	**-19%**	**-72%**
Specialties[14]	1,512	1,251	-17%	↘
Vinyls[15]	2,183	1,731	-21%	↘

Comments

- ***In 2009, sales and operating result were clearly down compared to 2008 due to the economic crisis affecting in particular the markets in the Plastics Sector***
- ***In the fourth quarter:***
  - ***Aside from seasonal effects, confirmation of improved demand except in the construction sector in the United States and Europe***
  - ***Net improvement of the operating result in the Specialties cluster, thanks especially to recovery in demand in Specialty Polymers and at Inergy Automotive Systems***

Plastics Sector sales (EUR 2,982 million) decreased by 19% compared to 2008. The crisis had a significant impact on the primary markets of the Sector, especially automotive, construction, electronics and electricity as well as equipment parts. It should be noted that since the start of the second half of 2009, there was improved demand in several markets covered by Specialty Polymers. This improvement is, however, less noticeable in the construction sector in Europe and in the United States, an important market for Vinyls. This evolution explains the significant improvement of the operating result in the Specialties cluster in the 4th quarter compared to the preceding quarters and a low operating result for the Vinyls cluster, impacted as well by the slowdown in activity toward the end of the year and by the low level of PVC margins in Europe and South America.
Operating result for the Sector for the full year (EUR 73 million) remained much lower than last year (EUR 264 million). Significant efforts undertaken by the Sector in terms of cash generation and cost reduction at all levels ensured nonetheless strong resistance to an especially difficult economic environment.

Specialties

- In 2009, sales volumes for **Specialty Polymers** clearly declined (-19%) due to the significant impact of the economic crisis on the construction, automotive, electricity and electronic markets as well as equipment parts. However, since mid-2009 and especially in the fourth quarter, a clear improvement in most of these markets was observed, especially automotive and electronics. The other markets, such as for example the pharmaceuticals market, proved to have better resistance throughout the year. The sales prices were stable compared to last year. The low sales volumes explained the downturn of the operating result in 2009, definitely lower than in 2008. It should be noted, however, that there was definite improvement in the fourth quarter 2009, both compared to the preceding quarter and to the fourth quarter of last year. The measures taken to reinforce competitiveness (adapting of production, reduction of all costs, adapting of headcount,

14 Including the SBUs Specialty Polymers and Inergy Automotive Systems (fuel systems)
15 Including the SBUs Vinyls and Pipelife (pipes and fittings)

improvement in production yields, etc.) mitigated the impact of the drop in demand on the result. The efforts in research and development in 2009 were similar to those from last year.

- Sales volumes for fuel systems from **Inergy Automotive Systems** have recovered significantly since September 2009. In the fourth quarter, they were up by 20% compared to last year. This improvement limited the drop in volumes on the year overall to 19% (9.0 million fuel systems) compared to a reduction of 37% in the first half of 2009. Inergy showed remarkable resistance faced with a sharp drop in volumes due to its very significant efforts at flexibility and cost reduction. Thus, at the end of 2009, the Inergy headcount had decreased by about 760 (-16%) compared to the end of 2007.

Vinyls

- In 2009, results from **Vinyls**[16] were down sharply compared to last year. In Europe, sales volumes for SolVin declined due to the significant impact of the economic crisis on PVC markets. Aside from the seasonal effect at the end of the year, the slight increase in demand in the third quarter was confirmed in the fourth quarter. However, over this past quarter, supply returned to its prior levels: technical problems encountered in the previous quarter by some European PVC manufacturers were resolved and imports from the United States increased following the weak dollar and the competitive advantage that local producers got from ethylene. In this context, the price of PVC dropped in the fourth quarter, more than the cost of ethylene; pressure on the profit margin was thus increased. In Mercosur, demand gradually recovered through 2009. Solvay Indupa did not completely benefit from this due to the necessary delay in getting its new facility up to running speed in Brazil and some logistical and electricity supply problems. Margins remained low. In Asia, sales volumes at Vinythai remained much higher than in 2008 throughout the year, despite a recovery in production of the Chinese competitors (production based on acetylene) in the second half. Margins improved over the first nine months of the year; they deteriorated in the fourth quarter, especially following the rise in price of ethylene. In each of the regions, priority was given to rigorous cash management with special attention to reduction of investment expenses and increased control of costs and working capital.
- Though down compared to last year, in the context of a market affected by the crisis, the sales volumes at **Pipelife** held up well in 2009, benefiting from an activity especially oriented toward infrastructure and civil engineering and some diversification in terms of applications. Also, Pipelife succeeded in limiting the impact of the decreased demand on its result due to its significant measures of cost reduction, including a decrease in headcount (drop of about 6% compared to 2008).

16 Including since July 2008 consolidation of SolVin at 100% (compared to 75% before)

REMARKS

1. Consolidated financial statements.
   Deloitte will issue an unqualified audit report on the annual consolidated accounts as of December 31, 2009 and confirmed that the accounting information shown in this press release requires no comments on its part and is in agreement with these annual accounts. The complete audit report related to the audit of annual consolidated financial information will be shown in the 2009 annual report which will be published on the Internet (www.solvay-investors.com) at the end of March 2010.
   The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between 2008 and 2009 were due to:
   - Global consolidation of Innogenetics on September 30, 2008 (in "discontinued operations")
   - Global consolidation of companies in the SolVin Group as of July 1, 2008
   - Acquisition of Alexandria Sodium Carbonate Co. in October 2008; the balance sheet is consolidated since October 2008 and the income statement since January 2009.
   - Acquisition of assets from the Ajedium Film Group LLC on August 29, 2008.
   - On January 1, 2009, consolidation of Okorusu Fluorspar Ltd (Namibia), Solvay Biochemicals Company Ltd (Thailand) and the Joint Venture MTP HP JV (Thailand)
   - Following the decision to sell, transfer into "discontinued operations" of the Pharmaceuticals activities for the first 9 months of 2008 and 2009 in the financial statement
   - Consolidation at 100% of Vinythai on December 31, 2009 with minority interests of 50%, since Solvay's participation has gone past the 50% threshold that ensures control of the company (results from Vinythai remain consolidated at 50% for the entire period of 2009).
2. Content.
   This press release contains regulated information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).
3. Primary exchange rates.

		Closing		Average	
1 Euro =		2008	2009	2008	2009
Pound Sterling	GBP	0.9525	0.8881	0.7963	0.8910
American Dollar	USD	1.3917	1.4406	1.4708	1.3948
Argentine Peso	ARS	4.8175	5.4839	4.6379	5.1983
Brazilian Real	BRL	3.2436	2.5113	2.6736	2.7671
Thai Baht	THB	48.28	47.986	48.48	47.8063
Japanese Yen	JPY	126.14	133.16	152.46	130.3325

4. Solvay Shares.

	2008	2009
Number of shares issued at the end of the period	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,317,792	82,143,247
Average number of shares for IFRS calculation of diluted income per share	82,447,048	82,186,334

5. Declaration by responsible persons.
   Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:
   a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;
   b) the intermediate report contains a faithful presentation of significant events occurring in 2009, and their impact on the summary financial information.
   c) there are no transactions with affiliated parties

Key dates for financial communications

- March 31, 2010: Publication of 2009 annual report on www.solvay-investors.com
- May 11, 2010: Results of the first quarter 2010 (1:00 PM) and General and Extraordinary Shareholders' meetings (2:30 PM)
- May 18, 2010: Payment of remaining dividend for 2009 (coupon no. 86)
- July 29, 2010: Results from first half 2010 (7:30 AM)
- October 28, 2010: Results from the first nine months of 2010 and announcement of prepayment of dividend for 2010 (payable in January 2011, coupon no. 87) (7:30 AM)
- February 17, 2011: Annual results for 2010 (7:30 AM)

To obtain additional information:

Erik De Leye
*Corporate Press Officer (*SOLVAY S.A.)
Tel: 32 2 509 72 30
E-mail: erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Head of Investor Relations (SOLVAY S.A.)
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel: 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est aussi disponible en français

Press Release

82-2059 1

SOLVAY

Brussels, 16 February 2010 at 7:30 a.m. (Brussels time)
REGULATED INFORMATION

SOLVAY LAUNCHES INVESTMENT PROGRAM IN SOLVAY TREASURY SHARES

Solvay announces today it is launching a treasury share investment program. In accordance with the financial transparency rules and legislation, is the description of the treasury share investment program as follows:

The Extraordinary Shareholders' Meeting of 12th May 2009 authorized the Board of Directors for a period of five years to acquire on the stock exchange up to a maximum of 16,940,000 of the company's own shares, at a price between 20 EUR and 150 EUR.

In the framework thereof, the Board of Directors decided to initiate an investment program of maximum 5.1 million of the company's own shares. This decision was subject to the closing of the sale of the company's pharmaceutical activities to Abbott. The closing of this transaction was announced today in a separate press release.

A credit institution has been mandated for a period of one year starting today to execute this investment program which is currently intended as a temporary investment of the cash resulting from the sale of the pharmaceutical activities before reinvestment in industrial assets.

On 12 February 2010 Solvay held through its indirect subsidiary Solvay Stock Option Management 2,908,618 Solvay shares or 3.43% of the issued Solvay shares.

In line with the applicable regulations, Solvay will report the details of the transactions under this program on its website.

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com


SOLVAY

Press Release

82-2691 SOLVAY

Embargo: 16 February 2010 at 7:30 a.m. (Brussels time)

SOLVAY CLOSES EUR 5.2 BILLION SALE OF SOLVAY PHARMACEUTICALS TO ABBOTT

Solvay books net capital gain of EUR 1.7 billion on transaction

Solvay today announces that it has on 15 February 2010 closed the sale to Abbott of the pharmaceuticals business of the Solvay Group for a total Enterprise Value of about EUR 5.2 billion. This includes a first cash payment at closing of EUR 4.5 billion and additional potential cash payments of up to EUR 300 million if specific milestones are met between 2011 and 2013. It also includes the assumption of certain liabilities and sale price adjustments, which Solvay valued at approximately EUR 360 million on January 1st, 2010.

All antitrust clearances have been obtained, the most recent one being the clearance from the EU authority, obtained on February, 11, 2010.

The transaction provides for the transfer at closing of all employees of the pharmaceutical business. The transaction also includes the customary provisions limiting future exposure of Solvay to its former pharmaceutical activities.

The after taxes capital gain on the transaction is estimated at EUR 1.7 billion on January 1st, 2010. It will be booked in the Group results of the 1st quarter 2010 in the "discontinued operations". The computation of the capital gain is available on the next page. This capital gain is subject to limited adjustment for the variations in net asset value of the activities from January 1st, 2010 to 15 February 2010.
Furthermore, as previously announced, provisions to adapt the organization of the Group will have to be created. These amounts are not determined at this stage and will be part of subsequent communication.

It should also be noted that the operational results of the Pharmaceutical Sector from 1st January 2010 until 15 February 2010 will be detailed in the "discontinued operations" in the Group results of the 1st quarter 2010.

Solvay will refocus its activities in order to accelerate the implementation of its sustainable and profitable growth strategy. It intends to reinvest the proceeds of the sale in high value-added activities and strategic projects in chemicals and plastics, by continuing the geographical expansion into regions with growth potential and by continuing the development of activities and new products with low energy footprint and which reduce the cyclicality in Solvay's portfolio of activities. Studies about such reinvestments are ongoing.

The proceeds of the sale will temporarily be invested in short duration government (Germany, France, The Netherlands, Belgium) and highest rated treasury instruments and in treasury shares of maximum 5.1 million shares (6% of the issued capital of Solvay). The details of this treasury share investment program are described in a separate announcement published today.

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com


SOLVAY

Computation of the Capital Gain as of 1 January 2010(*)

EUR billion		
Initial Sale Price		*4.50*
Milestones and assumption of unfunded pension liabilities and other items (subject to post closing adjustment calculation)		*0.66*
Total Enterprise Value	**5.16**	
IFRS Assets held for Sale less Liabilities associated with Assets held for Sale as of 31 December 2009 (Group figures after elimination of intercompany balances with non Pharma subsidiaries but including pension debt)		*-2.40*
Intercompany balances between Pharma and non Pharma companies		*-0.33*
IFRS net pension debt		*-0.12*
Translation differences reflecting the delta between Pharma historical and current net equity value		*-0.03*
IFRS Pharma historical equity net of financial and pension liability	**-2.87**	
Off balance sheet pension debt and provisions for pension litigations	**-0.21**	
Provision for ongoing litigations and other transaction costs	**-0.25**	
Fair value adjustment of Milestones	**-0.11**	
Taxes	**-0.02**	
Capital gain after taxes	**1.70**	

(*) Regarding the provisions and other adjustments, the potential future differences between the actual post closing payments and the estimated amounts in the calculation of the capital gain will also be booked as post closing adjustments to the capital gain in the "discontinued operations" of the Group results.

Press Release 82-2691 SOLVAY

Embargo: February 11th, 2010 at 8:00 a.m. (Brussels time)

SOLVAY LAUNCHES THREE RESEARCH, DEVELOPMENT & TECHNOLOGY CENTERS IN ASIA

RD&T Centers in India, Korea and China will strengthen Solvay's presence and support innovation in this growing region

The Solvay Group announces today it is progressively creating a cluster of three Research, Development and Technology (RD&T) centers in Asia. The centers will be set up in India, Korea and China. The investment program will be completed before the end of 2011. They will endorse innovation and sustainable development in the region and give a boost to Solvay's growing presence in Asia. Each center will focus on customer-tailored innovation for the region by leveraging the various strengths of the Group, focusing on open innovation with the regional academic world, approaching key markets and applications and fostering Asian talent. By launching the three centers in Asia, Solvay shows it is committed to endorse the projects of its customers and to help them develop innovative products and services.

The Indian Research, Development and Technology center will be based near Vadodara, in Gujarat State of the Republic of India. The Korean Center will be housed in Ulsan and the Chinese center in the Shanghai region. The center in India will focus its efforts mainly on high-performance polymers, organic chemistry, nano composites, biotechnology and green chemistry. The center in Korea will be driven by high-growth markets such as electronics, lithium ion batteries and photovoltaic cells. The center in China will tailor innovative solutions for the tremendous Chinese market. All three centers will progress in parallel.

To support its strategy of sustainable growth, the Solvay Group is also reinforcing its high-level competencies in the fields of science, technology, patent, regulation and procurement in each center as well as in Thailand, where the group's regional operating headquarters are located.

"Innovation is one of the highest priorities for Solvay. We are committed to work closely with the research talent in this very promising region and we look forward to increase the intensity of the cooperation with the academic world in Asia", says Christian Jourquin, Chief Executive Officer of the Solvay Group. "The creation of the three RD&T centers and the reinforcement of the high-level competencies in the region show clearly Solvay is pursuing its strategy to develop its activities and presence in this part of Asia", adds Roger Kearns, Region General Manager Asia Pacific and member of the Executive Committee of the Solvay Group.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs about 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com



SOLVAY

Press Release 82-2691 SOLVAY

Embargo: January 7, 2010 at 8:00 a.m. (Brussels time)

VINYTHAI PREPARES CONSTRUCTION OF ITS EPICHLOROHYDRIN PLANT IN THAILAND

Solvay's Thai affiliate to invest EUR 160 million using Solvay's innovative Epicerol® technology

Solvay announces that it has recently closed the sale to its Thai affiliate Vinythai of all shares in Solvay Biochemical Thailand for a total value of EUR 7 million. This subsidiary of Solvay is now continuing the development of the Epichlorohydrin Project in Map Ta Phut based on Solvay's innovative Epicerol® technology. The Epicerol® technology is based on the transformation of glycerin obtained as by-product from the production of biofuels out of vegetable renewable oils. This technology is protected by 38 patent applications, some of them already granted in different parts of the world.

Epichlorohydrin is an essential feedstock for the production of epoxy resins, increasingly used in applications such as corrosion protection coatings as well in the electronics, automotive or aerospace industry. Demand for Epichlorohydrin from wind mill producers is also soaring in the Asia-Pacific region, as it is used to produce the wind turbine blades.

Total investment is approximately EUR 160 million, including the expansion of the Hydrogen Chloride and Caustic Soda capacity in Map Ta Phut, which is necessary to ensure sufficient supply of raw materials to the Epichlorohydrin plant. The new plant is scheduled to be operational in the first quarter of 2012, with an annual production capacity of 100,000 metric tons. This will immediately launch Vinythai as an important producer of Epichlorohydrin in the rapidly growing region of Asia-Pacific. The investment will also diversify Vinythai's product range and is expected to add significant value to the Company for its shareholders.

"This investment will introduce an environmental sustainable technology based on a renewable resource as raw material into the fast growing Asia-Pacific Region", comments Filipe Constant, General Manager of the Solvay Business Unit Electrochemistry and Derived Specialties. "By investing in a world-class Epicerol® plant, Vinythai will obtain a competitive advantage that will enable the company to become a key player in this business", he adds.

VINYTHAI is a Vinyl and Chlor-alkali producer listed on the Stock Exchange of Thailand. Its major shareholders are the Solvay Group (50.01%), PTT Chemical Public Company (24.98%), and the Charoen Pokphand Group (11.87%).

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

Press Release 82-2691 SOLVAY

December 15th, 2009 (For immediate release)

SOLVAY CELEBRATES BREAKTHROUGH PRODUCTS AND TECHNOLOGIES FOR ITS SUSTAINABLE AND PROFITABLE GROWTH IN ITS INNOVATION TROPHY 2009

Solvay Group distinguished ten innovations during the Solvay Innovation Trophy ceremony yesterday at Solvay's headquarters in Brussels, Belgium. The international Jury, which includes prominent members of the international research and innovation community, assessed the merits of 100 competing innovation projects, selected from more than 400 candidates. This event was celebrated internationally via a global videoconference on various Solvay sites in all regions of the world. The details about the competing projects and the selection can be found here.

"This record participation at Solvay's Innovation Trophy shows innovation is part of the genes of Solvay Group," said Jacques van Rijckevorsel, Group Innovation Sponsor and Group General Manager of the Plastics Sector and Member of the Executive Committee. "The laureates' projects illustrate the drive in Solvay's development very well: delivering breakthrough innovations, products and technologies to power our sustainable and profitable growth coupled with social and environmental responsibility," he adds.

The laureates of the **Solvay Innovation Trophy 2009** are:

- A new SOLEF® PVDF for lithium ion batteries in the **New Business** category: The new grades of PVDF significantly improve energy density and performance and increase duration of lithium ion batteries. By increasing energy density and driving down the costs of the batteries, the new SOLEF® grades support the use of these batteries in new applications, such as hybrid and electric cars.

- Tigris, the world's lightest airline catering trolley in Radel® in the **Customer Oriented Projects** category: Lightweight, durable and totally recyclable, the airline industry's first catering trolley with a virtually all-plastic design, made of Radel® polyphenylsulfone, boasts at least a 25% weight reduction over conventional aluminium trolleys, thus affording airlines a significant payload reduction and major fuel savings.

- Palladium catalyst for H_2O_2 production in the **Performance Improvement** category: A new patented catalyst for hydrogen peroxide production uses raw materials that are easily available and cheaper, simplifies the production process, with fewer synthesis stages, less power consumption and less waste generation than the conventional process.

- Solvay Ethics Film Festival in the **Management Improvement** category: This premier pilot edition, which has just ended in North America, is a unique and engaging way to motivate and inspire employees to promote ethics and compliance within Solvay.

- S-300 expansion in Green River, Wyoming, U.S. and Selective catalytic NO_x reduction for diesel engines in the **Sustainable Development and Citizenship** category: Given the commitment to Sustainable Development of the Solvay Group, two projects were distinguished in this category.
  - The S-300 expansion aims at the growing market for bicarbonate for flue gas cleaning in power stations in the U.S. by producing bicarbonate out of the processing effluent of trona, therefore turning waste into a useful and powerful product for environmental protection.
  - Dinox® technology of Selective Catalytic Reduction developed by Inergy Automotive Systems involves injecting an aqueous solution of AdBlue® into the exhaust system of diesel engines to eliminate nitrogen oxides, which are harmful to human health and the environment.

- The high-tech world of organic electronics in the **Replicated innovations** category: In collaboration with highly regarded partners such as Plextronics, IMEC, Materia Nova, Georgia Tech and other prestigious universities, Solvay was quickly positioned as a credible partner for companies developing organic electronics, which prefigures many extraordinary applications like lighting walls, electronic newspapers and television screens so thin they can be rolled up.


SOLVAY

Two special **Jury Prizes** were awarded by the Jury:

A special Jury Prize was given to the idea of combining Solvay's skills and technologies with those of Petrovax to produce in Russia three novel and next-generation influenza vaccines for the Russian and CIS markets, Grippol Plus®, MonoGrippol® Neo and the first trivalent adjuvant cell-based seasonal influenza vaccine Grippol® Neo for Russia.

The second special Jury Prize celebrated the idea to produce bio-PVC in Brazil from ethylene produced from locally grown sugar cane and salt instead of using oil-derived ethylene. Bio-PVC offers two essential advantages: it is made out of a local renewable natural resource and it offers the possibility for PVC supply to keep track of market growth despite a tight ethylene sourcing.

The Executive Committee of the Solvay Group awarded a special **COMEX prize** to the polymerization technology called Branching & Pseudoliving, which allows the preparation of fluoroelastomers with controlled macromolecular structure, leading to products with unique properties not obtainable by conventional techniques. This laureate of the Solvay Innovation Trophy 2003 achieved remarkable financial results and strong growth, giving Solvay a robust leadership in the high-performance sealing and gaskets markets.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Persmededeling

82-2691

SOLVAY

Embargo: 11 december 2009 om 8.00 uur (Brusselse tijd)

SOLVAY LANCEERT OVERNAMEBOD OP VINYTHAI-AANDELEN

Bod zal Solvay helpen de ontwikkeling van de Vinythai-activiteiten te ondersteunen

Solvay maakt bekend dat in lijn met zijn groeistrategie in de opkomende landen, zijn Nederlandse dochter Solvay Chemicals and Plastics Holding bv, een bod uitbrengt op de aandelen van Vinythai, de Thaise producent van vinyl- en chloor-alkaliproducten. De participatie van Solvay in Vinythai heeft onlangs de drempel van 50% van de aandelen van de Thaise dochteronderneming overschreden. De prijs van het bod bedraagt 6,15 Baht per aandeel en het bod loopt van 16 december 2009 tot 21 januari 2010. Solvay is niet van plan de prijs te verhogen of de termijn van het bod te verlengen.

Door het bod zal Solvay de ontwikkeling van de activiteiten van Vinythai kunnen ondersteunen, met inbegrip van het Epicerol®-project dat onlangs naar Vinythai is getransfereerd. Epicerol® is een innoverend en milieuvriendelijk procedé voor de productie van epichloorhydrine, dat door 38 patentaanvragen is beschermd, waarvan sommige al in verschillende delen van de wereld zijn toegekend. Het procedé is gebaseerd op de verwerking van natuurlijke glycerine, die men als nevenproduct overhoudt bij de productie van biobrandstoffen.
Epichloorhydrine is een essentiële grondstof voor de productie van epoxyharsen, die steeds vaker worden gebruikt in allerlei toepassingen, zoals in deklagen tegen corrosie en in de elektronische, auto- en vliegtuigindustrie. Ook voor de productie van de wieken van windturbines neemt de vraag naar epichloorhydrine sterk toe.

VINYTHAI is een producent van vinyl- en chloor-alkaliproducten en staat genoteerd op de beurs van Thailand. Zijn voornaamste aandeelhouders zijn de Solvay-groep (50%), PTT Chemical Public Company (24,98%), en de Charoen Pokphand Group (11,87%). In 2008 haalde Vinythai een totale omzet van 13.312 MTHB (275 miljoen EUR) en noteerde een nettowinst van 1.035 MTHB (21 miljoen EUR). Vinythai telt 390 personeelsleden.

SOLVAY is een internationale chemische en farmaceutische groep met hoofdkantoor in Brussel. Hij heeft meer dan 29.000 medewerkers in 50 landen. In 2008 bedroeg de geconsolideerde omzet van de Groep 9,5 miljard EUR in drie activiteitssectoren: Chemie, Kunststoffen en Farmaceutische Producten. Solvay staat genoteerd op de NYSE Euronext-beurs in Brussel (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Voor meer informatie kan u terecht op www.solvay.com.

Neem voor nadere inlichtingen contact op met :

ERIK DE LEYE
Corporate Press Officer
SOLVAY nv
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY nv
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - This press release is also available in English.


SOLVAY

Press Release 82-2691 **SOLVAY**

Embargo: December 10, 2009 at 8:00 a.m. (Brussels time)

SOLVAY SUPPORTS SOLAR IMPULSE'S TAKEOFF WITH INNOVATIVE MATERIALS AND KNOWHOW

First solar-powered airplane contains 11 Solvay products

As a founding sponsor, Solvay is proud to announce that the Solar Impulse HB-SIA, the solar-powered airplane built to fly without consuming any fuels, achieved airborne flight for the first time today. This historic first in aviation history took place on Thursday 3 December at 1:11 pm at the Dübendorf airport near Zürich, Switzerland. Solvay's knowhow, solutions and ultra high-performance polymer products delivered the essential components necessary to make Solar Impulse's successful takeoff a reality.

Solvay has embodied the Solar Impulse values throughout its 150-year history. Those values include a pioneering spirit, the human dimension, environmental awareness, innovation, and an abiding conviction that chemistry and life sciences play an indispensable role in meeting the challenges of tomorrow. "I congratulate the Solar Impulse and Solvay teams that helped bring this remarkable accomplishment to life", says Christian Jourquin, Solvay's CEO. "The successful takeoff of Solar Impulse demonstrates that Solvay's innovative materials and solutions are an essential part of technological and human progress", he adds.

Solvay's contribution in advanced material knowhow and solutions included incorporating ultra-light, performance polymers that outperform heavier metal options. In total, 11 Solvay polymers and products were used to create the more than 6,000 parts used on the Solar Impulse in various applications and devices such as components for the throttle box, monitor control unit, battery fixation and bushings-bearings.

Other applications and solutions include ball bearings, bolts and screws, washers, shafts, hinges, spacers and other mechanical pieces Torlon® PAI (polyamide-imide), KetaSpire® PEEK (polyetheretherketone) and PrimoSpire® SRP (self reinforced polyphenylene) were the primary ultra-high performance plastics used in these and many other applications and parts. Additionally, Fomblin® PFPE-based, temperature-resistant lubricant allows the plane to fly in extreme conditions. The cockpit and motor gondolas, made of special polyurethane foam prepared with a Solvay foaming agent, also can withstand extreme temperatures.

Solvay's polymers and chemicals such as Solef® and F1EC were instrumental in improving energy savings and energy density. The chemicals were used in components for the Lithium ion batteries and as ultra-resistant protection film for the ultra thin photovoltaic cells. Solvay also supplied testing services, consultation and performed the non-linear stress simulations of the polymer assemblies. The results of these simulations were later validated during the stress test of the assemblies.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

Press Release

82-2691

SOLVAY

Embargo: December 1, 2009 at 8:00 a.m. (Brussels time)

SOLVAY INAUGURATES PRODUCTION UNIT IN KOREA FOR A NEW ADDITIVE FOR LITHIUM ION BATTERIES

New Monofluoroethylene Carbonate plant to serve growing market in Far East

Solvay today announces that its Korean subsidiary Solvay Fluor Korea has inaugurated its new Monofluoroethylene Carbonate (F1EC) production plant at its industrial site in Onsan, South Korea. F1EC is an electrolyte additive for Lithium-ion batteries, which improves safety, calendar life, and capacity of the batteries. The new plant will serve the growing demand for products used in Li-ion batteries in the Far East.

Adding F1EC to the electrolyte in rechargeable Li-ion batteries improves the cycle life and the amount of energy that can be stored into the batteries. Li-ion batteries are commonly used in mobile phones, computers or electric tools. By improving the capacity of the batteries their weight can be reduced.

Several car manufacturers are also developing Li-ion batteries to power hybrid or electrical cars as these batteries are considerable lighter than the currently used car batteries. Battery weight reduction leads to lighter cars, consuming less energy. F1EC is also used in the high-performing Li-ion batteries of the exclusively solar powered Solar Impulse airplane, which was presented to the world press on 26 June 2009.

"By developing new innovative additives for Li-ion batteries, Solvay demonstrates its know how and commitment to endorse battery and car manufacturers in their efforts to develop better performing hybrid and electrical cars" says Bernd Wilkes, General Manager of Solvay's Strategic Business Unit Fluor. "The construction of the F1EC also fits perfectly with our strategy of sustainable development in new energy platforms and in growth markets".

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

Embargo: November 10, 2009 at 2:30 p.m. (Brussels time)

SOLVAY CREATES SHARED SERVICES CENTER IN BRAZIL FOR ITS AFFILIATES IN THE AMERICAS

New unit in Curitiba to improve competitiveness of Solvay Group

Solvay announces today that it has decided to create a new shared services center in Curitiba, Brazil, which will offer a number of centralized transactional finance and accounting services to Solvay affiliates in the Americas. The new unit will be modeled on the Solvay Shared Services ("3S") created in Lisbon in 2005, which carries out a number of repetitive, standardized operations in finance and human resources management for Solvay affiliates in Europe and worldwide. The Curitiba unit will also act as backup for the center in Lisbon, consequently limiting the operational risk of the entire 3S system.

The "New 3S" center will be effectively set up in the coming months and its operations will gradually begin in the course of 2010. Once it is running at cruising speed, it will employ a total of 70 people.

Solvay selected Curitiba following a detailed assessment, which included selection criteria such as overall cost, availability of skilled work force, attractiveness of the location, image, social and political conditions, among others. In addition, Solvay is familiar with operations in Brazil, as the Group has been present there for nearly 70 years.

"Our 3S center in Lisbon has managed to cut the Group's administrative costs, while minimizing social consequences," commented Bernard de Laguiche, Chief Financial Officer, Solvay. "At the same time, we have improved the quality of our internal transactional services, which ultimately benefits our clients. We want to extend that fruitful experience to other locations, in order to further enhance our competitiveness," he added.

"I am particularly proud that the operational model developed by 3S in Lisbon will be replicated in a twin unit overseas," said Guy Mercier, General Manager of Solvay Shared Services. "Other parts of the world will now benefit from our innovations and competitive processes," he said.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel: +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Embargo: November 4, 2009 at 8:00 am (Brussels Time)

INERGY AUTOMOTIVE SYSTEMS STARTS PRODUCING FUEL SYSTEMS IN ITS NEW PLANT IN STAVROVO, RUSSIA

The Solvay and Plastic Omnium joint venture serves Russian automotive market

Solvay today announces that its affiliate Inergy Automotive Systems, world leader in fuel systems for the automotive industry, has started production of plastic fuel systems for the Renault/Dacia Logan and Sandero at its new plant in Stavrovo about 200 km east from Moscow in Russia's Vladimir region. The plant could also produce fuel tanks for local car assembly operations of manufacturers including GAZ, AvtoVAZ and Nissan.

The commissioning of the new plant in Stavrovo is a new step in the geographical expansion of Inergy Automotive Systems into automotive markets with high growth potential. Russian car manufacturers are replacing the fuel tanks in steel by high performance plastic tanks.

Russia overtook Germany in the first half of 2008 as Europe's largest car market, but has since lost its lead in Europe due to the economical crisis. Though touched by the global crisis, some analysts expect that the Russian automobile industry will recover and become around 2012 the third largest in the world, behind the U.S. and China.

Inergy is expanding in Russia to meet growing demand from the country's rapidly developing automotive industry. In recent years it already has expanded to the east by constructing factories in the new member states of the European Union. It runs factories in Lublin in Poland, Piteşti in Romania and Bratislava in Slovakia.

"Inergy Automotive Systems has the ability to quickly establish itself in countries with an interesting automotive market. We expect the Russian market not only to grow in the coming years, but we also experience growth by the replacement of steel tanks by lighter plastic tanks. This new plant will reinforce the presence of our affiliate Inergy in the BRIC countries", said Jacques van Rijckevorsel, General Manager of the Plastics Sector and Member of the Executive Committee, Solvay. Inergy Automotive Systems is a joint venture of Solvay and Plastic Omnium.

Inergy Automotive Systems is the world's number one supplier of complete plastic fuel systems and fuel storage technologies (for petrol, diesel and biofuels). The company was set up as an equal share joint venture by the French company Plastic Omnium and Solvay. Headquartered in Paris, France, Inergy Automotive Systems employs approximately 4000 people worldwide and operates 22 manufacturing facilities in 17 countries. Details are available at www.inergyautomotive.com.

SOLVAY GROUP is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Press Release

SOLVAY

EMBARGO: Brussels, October 29, 2009 at 7:30 AM
REGULATED INFORMATION

Operating result in the third quarter (EUR 285 million) in line with last year's (-2%) and improved compared to the two preceding quarters

- ✓ **Sales (EUR 6,286 million)** down by 13% compared to the first nine months of 2008. Developments by Sector contrasted.
- ✓ **Operating result (EUR 592 million for nine months 2009)**:
  - ➢ **Pharmaceuticals (EUR 410 million)**: up by 10% (+36% not including miscellaneous income during the first nine months of 2008); sustained growth for the main products
  - ➢ **Chemicals (EUR 178 million)**: limited decrease notwithstanding weak demand and pressure on some prices, especially caustic soda
  - ➢ **Plastics (EUR 46 million)**: sharply down compared to the end of September 2008, with the global economic crisis still having an impact on the primary markets in this Sector (construction, automobile, electronics); significant improvement in the third quarter
- ✓ **Net income of Group (EUR 354 million)**, down by 17% from the net result of EUR 426 million for the first nine months of 2008
- ✓ **Interim dividend** of 0.90 EUR net per share (1.20 EUR gross per share)
- ✓ **Solid financial structure:**
  - ➢ **Net debt to equity ratio: 36%**
  - ➢ **No significant maturity dates for debt reimbursement before 2014**

Group **sales** at the end of September 2009 (EUR 6,286 million) were down by 13% compared to last year. The development by Sector was contrasted: Pharmaceuticals: +5%, Chemicals: -11%, Plastics: -26%. Demand improved in the third quarter in some activities in the Chemicals and Plastics Sectors; the overall level, however, remained decidedly lower than last year, taking into account the negative effects of the global economic crisis since the last quarter of 2008. Sales for the third quarter were down by 10% compared to the same period of last year and amounted to EUR 2,235 million.

Group operating result (**REBIT**[1]; EUR 592 million) was down by 30% compared to the first nine months 2008. In the third quarter, it amounted to EUR 285 million, greatly improved from the second quarter and in line with the third quarter of last year (-2%). Operating result in the Pharmaceuticals Sector at the end of September 2009 (EUR 410 million) was up by 10% compared to last year. In the third quarter (EUR 204 million), it was up significantly (+63%) compared to last year. The operating result from our industrial activities continued to be affected by the difficult economic environment. The Chemicals Sector held up well despite low demand and pressure on some prices, especially caustic soda. It posted a REBIT of EUR 178 million at the end of September 2009, down by 14%. In Plastics, at the end of September 2009, REBIT was EUR 46 million. In the third quarter (EUR 39 million), it improved compared to the two preceding quarters.

The Group's **operating margin** (REBIT on sales) was 9.4% at the end of September 2009 compared to 11.6% at the end of September 2008. The decrease was limited through strict cost controls and continued structural changes (adapting production and reducing headcount). At constant scope and EUR/USD exchange rate, the Group reduced fixed production costs and commercial and administrative costs in total for about EUR 140 million compared to nine months 2008. Headcount continued to decrease (at a constant scope by about 1,200 people for the first nine months of the year).

The **net income of the Group** (EUR 354 million) decreased by 17% compared to nine months 2008.

REBITDA[2] was EUR 962 million, down by 19% compared to the end of September 2008; it was stable in the third quarter. In the context of the current crisis, priority continues to be given to generation of cash and maintenance of a sound financial situation. Aside from cost-reduction measures, this priority generated a significant decrease in working capital needs (by EUR 759 million) and investment expenditures (by 43%, in line with reduction goals) compared to the end of September 2008. The **net debt to equity ratio** reached 36% at the end of September 2009 compared to 39% at the end of September 2008. It should be noted that the first significant maturity for debt reimbursement will not occur until 2014.

The Board of Directors decided on October 28, 2009 to declare for the current year an **interim dividend** of 0.90 EUR net per share (1.20 EUR gross per share), representing, as usual, 40% (rounded) of last year's total dividend.

The Solvay Group announced at the end of September 2009 its decision to refocus its activities and to sell its entire pharmaceutical business in order to accelerate its strategy of profitable and sustainable growth. This transaction should close in the first quarter of 2010, subject to approval by the relevant authorities. At closure the divestment of activities would in the consolidated financial statements lead to a capital gain of an amount estimated at EUR 1.7 billion as at September 30, 2009. One must however deduct from this the provisions for risks and take into account the variations in net asset value of the activities until closure. Furthermore, provisions to adapt the organization of the Group will have to be created. These amounts are not determined at this stage

1 REBIT: measure of operating performance (this is not an IFRS concept as such)
2 REBITDA: REBIT, before recurring depreciation

and will be part of subsequent communication. The results of the Pharmaceuticals Sector will be reported as "discontinued operations" until closure of the transaction.

Pharmaceuticals Sector sales (EUR 2.043 million) were up by 5% compared to the end of September 2008 (+3% at constant exchange rates) and by 8% in the third quarter. They benefited from the sustained growth of certain drugs such as Androgel® (EUR +88 million), Creon® (EUR +35 million) and Influvac® (EUR +34 million), and overall positive exchange rate effects (EUR +33 million). On the other hand, they were negatively impacted by significant pressure from generic competition (impact of EUR -37 million for Marinol®, which became generic in June 2008). Earnings for the fenofibrate franchise in the United States in 2009 were lower following the significant revenues in December 2008 (EUR 39 million) related to the launch of Trilipix™ after its approval by the FDA and following a decrease in inventory in the United States. Sales in emerging markets continued to improve, despite the negative effects of exchange rates. Operating result (EUR 410 million) improved (+10%) compared to the end of September 2008 (EUR 372 million). The latter included miscellaneous income in a total amount of EUR 71 million linked to the sale of non-strategic products. Excluding these items, the operating result at the end of September 2009 would be clearly higher than at the end of September 2008 (+36%). In the third quarter (EUR 204 million), it was up significantly (+63%) compared to last year. Research and Development expenditures amounted to EUR 316 million, or 15.5% of sales.

Sales in the **Chemicals Sector** at the end of September 2009 (EUR 2,064 million) decreased by 11% following a significant decline in demand compared to last year. The sales volume for chemicals has slightly improved over the past several months. However, this improvement was coupled with pressure on prices. At the end of September 2009, operating result (EUR 178 million) was down by 14% compared to last year. In the third quarter 2009, it amounted to EUR 56 million compared to EUR 71 million last year, primarily due to the sharp drop in caustic soda prices. Strict cost controls at all levels and the drop in energy costs limited the impact on results of the drop in sales volumes and the evolution of prices since the start of 2009.

Plastics Sector sales (EUR 2,180 million) dropped by 26% compared to the end of September 2008. The impact of the crisis was still significant for the Sector's primary markets, which are automotive and construction, as well as electronics and electricity. It should be noted, however, that demand improved in the past several months in most activities, which is reflected in the Sector's operating result of the third quarter (EUR 39 million), improved compared to the two preceding quarters. On a cumulative basis, at the end of September 2009 (EUR 46 million) it however remained much lower than last year (EUR 291 million). Aside from seasonal adjustments, the improvement in demand in Plastics continued at the start of the fourth quarter while threats from American PVC imports are materializing, which would place more pressure on margins of European manufacturers. Strict cash control and cost reduction at all levels ensured good resistance of the Sector.

The decision to sell its entire pharmaceutical business, as announced on September 28, will not impact 2009 Group's operating performance.
As announced, the Pharmaceuticals Sector will achieve in 2009 a higher operating result than last year.
The Chemicals and Plastics Sector showed good resilience against the crisis thanks to their competitive positions and to the measures taken, but the market conditions remain difficult.
Full year operating result of the Group will be lower than last year.

SOLVAY Group – Summary Financial Information

Million EUR *(except for per-share figures in EUR)*	9 months 2008 Total[3]	9 months 2009 Total[3]	9 months 2009/ 9 months 2008 % on total	3rd quarter 2008 Total[3]	3rd quarter 2009 Total[3]	3rd quarter 2009/ 3rd quarter 2008 % on total
Sales	**7,217**	**6,286**	**-13%**	**2,486**	**2,235**	**-10%**
REBIT	**840**	**592**	**-30%**	**292**	**285**	**-2%**
REBIT/Sales	*11.6%*	*9.4%*		*11,7%*	*12,8%*	
Non-recurring items	50	-64		84	-30	
EBIT[4]	**890**	**527**	**-41%**	**376**	**255**	**-32%**
Charges on net indebtedness	-64	-117	83%	-13	-46	265%
Income from investments	-247	-3		-256	0	
Earnings before taxes	**580**	**407**	**-30%**	**107**	**209**	**95%**
Income taxes	-153	-53	-66%	-32	-36	14%
Net income of the Group	**426**	**354**	**-17%**	**75**	**173**	**129%**
Net income (Solvay share)	376	328	-13%	41	160	290%
Total depreciation	278	395	42%	32	133	317%
REBITDA	1,184	962	-19%	411	410	0%
Cash flow	705	749	6%	107	306	185%
Results by share[5]	**4.52**	**3.99**	**-12%**	**0.49**	**1.95**	**294%**
Net debt to equity ratio	39%	36%				

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR -64 million for the first nine months of 2009 (EUR -30 million in the third quarter). They included asset write-downs of EUR 14 million in the Organics cluster and EUR 12 million in the Pharmaceuticals Sector as well as various charges for restructuring (mothballing of the hydrogen peroxide unit at Bitterfeld, shutdown of the precipitated calcium carbonate production unit at Angera).

Charges on net indebtedness amounted to EUR -117 million at the end of September 2009. They were affected by financing charges in local currencies on our development in eastern countries, especially Russia and Bulgaria, and by the low yield on cash. Financial debt is covered at 80% at an average fixed rate of 5.1% with a duration of 6.5 years; the first significant maturity of the debt will not occur until 2014. In May 2009, the Group issued a 6-year bond in the amount of EUR 500 million at 5%. This issue permitted consolidation of its long-term financing structure, among other things by refinancing the commercial paper issued on short term.

Income taxes amounted to EUR -53 million. The effective tax rate at the end of September 2009 was 13%, due among others to tax credits for research.

The **net income of the Group** (EUR 354 million) declined by 17% compared to the end of September 2008. It improved significantly in the third quarter (EUR 173 millions compared to EUR 75 million in 2008). It should be recalled that the net result of the third quarter 2008 had been affected by the extraordinary write-down (EUR 256 million) of holdings in Fortis. Minority interests amounted to EUR 26 million. The **net result per share** amounted to 3.99 EUR (compared to 4.52 EUR at the end of September 2008).

REBITDA amounted to EUR 962 million (down by 19% compared to 2008). It was stable in the third quarter. It should be noted that **total depreciation** (EUR 395 million) significantly increased compared to the first nine months of 2008 (EUR 278 million) following the reversal of the impairment (EUR 89 million) on the trona mine (natural soda ash) in the third quarter 2008.

Equity amounted to EUR 4,925 million at the end of September 2009, up by EUR 180 million compared to the end of 2008 (EUR 4,745 million).

The Group set as a major priority the maintenance of a solid financial situation, in particular in the current economic climate. At the end of September 2009 the **net debt to equity ratio** was 36% (compared to 39% at the end of September 2008). **Net debt** amounted to EUR 1,759 million compared to EUR 1,597 million at the end of 2008. Working capital (EUR 1,220 million) declined by EUR 759 million compared to the end of September 2008. This decline occurred in particular in industrial working capital (down by EUR 561 million); this reflects a strong focus of the management of the Group in this area.

3 Total = continuing + discontinued operations as presented in the table "consolidated income statement"
4 EBIT: results before financial charges and taxes
5 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82,372,038 shares for nine months 2008 and 82,136,569 shares for nine months 2009

RESULTS BY SEGMENT[6]

Million EUR	9 months 2008	9 months 2009	9 months 2009 / 9 months 2008	3rd quarter 2008	3rd quarter 2009	3rd quarter 2009 / 3rd quarter 2008
GROUP Sales[7]	**7,217**	**6,286**	**-13%**	**2,486**	**2,235**	**-10%**
Chemicals	2,330	2,064	-11%	802	658	-18%
Plastics	2,942	2,180	-26%	988	827	-16%
Corporate and business support	0	0		0	0	
Pharmaceuticals - Discontinued Operations	1,944	2,043	5%	696	751	8%
REBIT GROUP	**840**	**592**	**-30%**	**292**	**285**	**-2%**
Chemicals	206	178	-14%	71	56	-21%
Plastics	291	46	-84%	104	39	-63%
Corporate and business support	-29	-43	50%	-8	-13	62%
Pharmaceuticals - Discontinued Operations	372	410	10%	125	204	63%
REBITDA GROUP	**1,184**	**962**	**-19%**	**411**	**410**	**0%**
Chemicals	325	303	-7%	112	98	-12%
Plastics	431	203	-53%	153	91	-41%
Corporate et Business Support	-22	-37	69%	-6	-11	89%
Pharmaceuticals - "Discontinued Operations"	450	492	10%	152	231	52%

STRATEGIC REFOCUS OF SOLVAY GROUP ACTIVITIES

The Board of Directors decided at the end of September 2009 to refocus the activities of the Solvay Group and to sell its entire pharmaceutical business in order to accelerate its strategy of profitable and sustainable growth.

This decision resulted from an in-depth analysis and evaluation of the different strategic options for the future development of the pharmaceuticals activities of the Group. Among the different options analyzed, the option to sell the pharmaceuticals activities was selected. It offers to all the Group's activities, pharmaceuticals and non-pharmaceuticals, the best possibilities for their future development.

The Group's pharmaceuticals activities will be sold to Abbott for a total Enterprise Value of about EUR 5.2 billion. This value includes EUR 4.5 billion in cash and additional potential payments of up to EUR 300 million if certain sales objectives for the testosterone franchise (Androgel®) are met between 2011 and 2013. It also includes the assumption of certain liabilities which Solvay today estimates at approximately EUR 400 million.

This transaction is expected to be closed in the first quarter of 2010, subject to approval by the relevant authorities.

After closing, Solvay will commit itself to reinvest the proceeds from the transaction in organic and sizeable external growth, focused on long-term value creation. This will be done by investments in high value-added activities and strategic projects in chemicals and plastics, by continuing the geographic expansion into regions with growth potential, and by pursuing the development of activities and new products with low energy footprint and which we expect will significantly reduce the cyclicality in Solvay's portfolio of activities. Evaluations about such reinvestment are ongoing.

The Solvay Group's philosophy remains unaltered: realize sustained growth with leading positions and maintain a conservative financial structure.

6 Results by sector include results from the three sectors of the Group, as well as Corporate and business support.
7 These are sales after elimination of inter-sector sales.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT FOR NINE MONTHS

Million EUR Except for per-share figures in EUR)	9 months 2008 Continuing Operations	9 months 2008 Discontinued Operations	9 months 2008 Total	9 months 2009 Continuing Operations	9 months 2009 Discontinued Operations	9 months 2009 Total
Sales	**5,273**	**1,944**	**7,217**	**4,243**	**2,043**	**6,286**
Cost of goods sold	-4,287	-554	-4,841	-3,518	-575	-4,093
Gross margin	**986**	**1,391**	**2,376**	**725**	**1,468**	**2,193**
Commercial and administrative costs	-404	-723	-1,127	-394	-728	-1,121
Research and development costs	-102	-338	-440	-105	-316	-421
Other operating gains and losses	-15	45	30	-34	-10	-43
Other financial gains and losses	3	-3	0	-12	-4	-16
REBIT	**468**	**372**	**840**	**181**	**410**	**592**
Non-recurring items	91	-41	50	-41	-23	-64
EBIT	**559**	**331**	**890**	**140**	**388**	**527**
Cost of borrowings	35	-131	-97	-12	-92	-104
Interest on lendings and short term deposits	-13	33	20	0	7	7
Other gains and losses on net indebtedness	0	13	13	-17	-4	-20
Income from investments	-247	0	-247	-3	0	-3
Earnings before taxes	**335**	**245**	**580**	**108**	**299**	**407**
Income taxes	-101	-52	-153	-35	-18	-53
Net income of Group	**234**	**193**	**426**	**74**	**281**	**354**
Minority interests	-49	-1	-50	-25	-1	-26
Net income (Solvay share)	**185**	**192**	**376**	**49**	**279**	**328**
Earnings per share (in EUR)	2.22	2.30	4.52	0.60	3.40	3.99
Diluted earnings per share(*) (in EUR)	2.21	2.30	4.51	0.60	3.40	3.99

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME OF THE GROUP FOR NINE MONTHS

Million EUR	9 months 2008 Continuing Operations	9 months 2008 Discontinued Operations	9 months 2008 Total	9 months 2009 Continuing Operations	9 months 2009 Discontinued Operations	9 months 2009 Total
Net income of Group	**234**	**193**	**426**	**74**	**281**	**354**
Gains and losses on remeasuring available-for-sale financial assets	38	19	57	27		27
Effective portion of gains and losses on hedging instruments in a cash flow hedge	4	-1	3	9	-11	-2
Currency translation differences	-14	-3	-17	-43	3	-40
Income tax relating to components of other comprehensive income				0	5	5
Other comprehensive income, net of related tax effects	**28**	**15**	**43**	**-7**	**-3**	**-10**
Total comprehensive income of the Group	**262**	**208**	**469**	**67**	**278**	**344**

CONSOLIDATED INCOME STATEMENT FOR THE THIRD QUARTER

	3rd quarter 2008			3rd quarter 2009		
Million EUR (except for per-share figures in EUR)	**Continuing Operations**	**Discontinued Operations**	**Total**	**Continuing Operations**	**Discontinued Operations**	**Total**
Sales	**1,790**	**696**	**2,486**	**1,484**	**751**	**2,235**
Cost of goods sold	-1,455	-200	-1,655	-1,237	-203	-1,439
Gross Margin	**335**	**496**	**831**	**247**	**548**	**795**
Commercial and administrative costs	-133	-245	-378	-130	-238	-368
Research and development costs	-35	-111	-146	-36	-95	-131
Other operating gains and losses	-8	-8	-16	-2	-6	-8
Other financial gains and losses	8	-6	2	1	-4	-3
REBIT	**166**	**125**	**292**	**81**	**204**	**285**
Non-recurring items	88	-3	84	-26	-4	-30
EBIT	**254**	**122**	**376**	**55**	**200**	**255**
Cost of borrowings	7	-42	-34	-10	-28	-38
Interest on lendings and short term deposits	-2	10	9	0	2	2
Other gains and losses on net indebtedness	0	13	13	-5	-5	-10
Income from investments	-256	0	-256	0	0	0
Earnings before taxes	**4**	**103**	**107**	**40**	**169**	**209**
Income taxes	-18	-14	-32	-13	-23	-36
Net income of Group	**-15**	**90**	**75**	**27**	**146**	**173**
Minority interests	-34	0	-34	-12	-1	-12
Net income (Solvay share)	**-48**	**89**	**41**	**15**	**145**	**160**
Earnings per share (in EUR)	-0.58	1.08	0.49	0.18	1.77	1.95
Diluted earnings per share(*) (in EUR)	-0.58	1.07	0.49	0.18	1.76	1.95

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME OF THE GROUP FOR THE THIRD QUARTER

	3rd quarter 2008			3rd quarter 2009		
Million EUR	**Continuing Operations**	**Discontinued Operations**	**Total**	**Continuing Operations**	**Discontinued Operations**	**Total**
Net income of Group	**-15**	**90**	**75**	**27**	**146**	**173**
Gains and losses on remeasuring available-for-sale financial assets	164	18	182	11	-1	10
Effective portion of gains and losses on hedging instruments in a cash flow hedge	8	-8	0	1	-6	-5
Currency translation differences	97	3	100	-55	-4	-59
Income tax relating to components of other comprehensive income				1	1	2
Other comprehensive income, net of related tax effects	**269**	**13**	**282**	**-42**	**-9**	**-51**
Total comprehensive income of the Group	**254**	**103**	**358**	**-15**	**136**	**121**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2008	As of September 30, 2009
Non-current assets	**7,752**	**4,970**
Intangible assets	726	156
Goodwill	1,667	123
Tangible assets	4,218	3,779
Available-for-sale investments	30	79
Other investments	187	158
Deferred tax assets	649	492
Loans and other non-current assets	273	183
Current assets	**4,513**	**7,275**
Inventories	1,255	816
Trade receivables	1,666	1,488
Income tax receivables	92	27
Other receivables	555	318
Cash and cash equivalents	883	1,124
Assets held for sale - Pharma		3,451
Assets held for sale- Other	61	51
TOTAL ASSETS	**12,264**	**12,245**
Total equity	**4,745**	**4,925**
Share capital	1,271	1,271
Reserves	3,179	3,352
Minority interests	296	303
Non-current liabilities	**4,185**	**4,597**
Long-term provisions: employees benefits	1,106	890
Other long-term provisions	922	762
Deferred tax liabilities	258	198
Long-term financial debt	1,852	2,692
Other non-current liabilities	46	54
Current liabilities	**3,334**	**2,723**
Short-term provisions: employees benefits	43	9
Other short-term provisions	80	55
Short-term financial debt	627	191
Trade liabilities	1,337	823
Income tax payable	49	50
Other current liabilities	1,183	558
Liabilities associated with assets held for sale - Pharma		1,026
Liabilities associated with assets held for sale - Other	14	12
TOTAL EQUITY & LIABILITIES	**12,264**	**12,245**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treas-ury shares	Currency translation differences	Fair value differ-ences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2008)	**1,271**	**18**	**3,994**	**-226**	**-621**	**14**	**4,449**	**296**	**4,745**
Net profit for the period			328				328	26	354
Income and expenses directly allocated to equity					-45	30	-15	5	-10
Total comprehensive income			**328**		**-45**	**30**	**313**	**31**	**344**
Cost of stock options			8				8		8
Dividends			-142				-142	-7	-149
Acquisition /sale of own shares				-1			-1		-1
Other variations			-5				-5	-17	-22
Book value at the end of the period (9/30/2009)	**1,271**	**18**	**4,182**	**-226**	**-666**	**43**	**4,622**	**303**	**4,925**

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	9 months 2008	9 months 2009
EBIT	890	527
Depreciation, amortization and impairments	278	395
Changes in working capital	-557	-183
Changes in provisions	-85	-78
Income taxes paid	-167	-28
Others	-30	-10
Cash flow from operating activities	**329**	**624**
Acquisition/sale of investments and shares	-102	-39
Acquisition/sale of assets	-498	-342
Income from investments	10	0
Changes in loans	0	12
Effect of changes in method of consolidation	11	4
Cash flow from investing activities	**-580**	**-366**
Capital increase / redemption	-11	-17
Acquisition / sale of treasury shares	10	-1
Changes in borrowings	578	371
Cost of borrowings	-97	-104
Interest on lendings and short term deposits	20	7
Other	13	-20
Dividends	-246	-253
Cash flow from financing activities	**267**	**-17**
Net change in cash and cash equivalents	**16**	**240**
Currency translation differences	2	1
Opening cash balance	575	883
Ending cash balance	**592**	**1,124**

CASH FLOWS FROM DISCONTINUED OPERATIONS

Million EUR	9 months 2008	9 months 2009
Cash flow from operating activities	13	239
Cash flow from investing activities	-70	-22
Cash flow from financing activities	72	-211
Net change in cash and cash equivalents	**16**	**6**

RESULTS BY SEGMENT

Million EUR	9 months 2008	9 months 2009	9 months 2009 / 9 months 2008	3rd quarter 2008	3rd quarter 2009	3rd quarter 2009 / 3rd quarter 2008
GROUP Sales[8]	**7,623**	**6,806**	**-11%**	**2,573**	**2,417**	**-6%**
Chemicals	2,525	2,188	-13%	876	708	-19%
Plastics	3,154	2,575	-18%	1,001	959	-4%
Corporate and business support	0	0		0	0	
Pharmaceuticals – Discontinued Operations	1,944	2,043	5%	696	751	8%
EBIT GROUP	**890**	**527**	**-41%**	**376**	**255**	**-32%**
Chemicals	231	128	-45%	154	35	-77%
Plastics	312	39	-87%	101	36	-65%
Corporate and business support	16	-28		-1	-15	
Pharmaceuticals – Discontinued Operations	331	388	17%	122	200	65%

8 These are sales before elimination of inter-company sales.

ANNEX TO PRESS RELEASE
COMMENTS ON SOLVAY GROUP RESULTS OF FIRST 9 MONTHS 2009

PHARMACEUTICALS SECTOR

In the Solvay Group's consolidated financial statements, the results from the Pharmaceuticals Sector at the end of September 2009 are booked as discontinued operations, following the decision at the end of September 2009 to sell its entire pharmaceutical business.

Sales of main products by therapeutic class

Million EUR	2008	9 months 2008	9 months 2009	9 months 2009 / 9 months 2008	9 months 2009 / 9 months 2008 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,699**	**1,944**	**2.043**	**+5%**	**+3%**
CARDIOMETABOLIC	**812**	**573**	**551**	**-4%**	**-5%**
Fenofibrate	511	345	324	-6%	-10%
Teveten®	116	88	82	-8%	-6%
Physiotens®	47	36	33	-9%	-5%
NEUROSCIENCE	**411**	**309**	**270**	**-13%**	**-12%**
Serc®	165	123	105	-15%	-10%
Luvox®	89	63	67	+6%	-4%
Duodopa®	42	30	42	+40%	+42%
FLU VACCINES	**137**	**96**	**136**	**+42%**	**+49%**
Influvac®	116	78	112	+43%	+47%
PANCREATIC ENZYMES (Creon®)	**217**	**158**	**193**	**+22%**	**+21%**
GASTRO-ENTEROLOGY	**243**	**184**	**169**	**-8%**	**-4%**
Duphalac®	104	78	77	0%	+3%
Duspatal®	67	51	48	-6%	0%
Dicetel®	34	26	22	-18%	-14%
MEN'S AND WOMEN'S HEALTH	**648**	**462**	**552**	**+19%**	**+12%**
Androgel®	337	239	327	+37%	+24%
Duphaston®	96	71	75	+6%	+13%
Prometrium®	82	58	75	+29%	+16%

Comments

- **Sales of** the Pharmaceuticals Sector for the first nine months of 2009 amounted to EUR 2,043 million, up by 5% compared to the first nine months of 2008. At constant exchange rates, it would have increased by 3%.

  The fenofibrate franchise (Trilipix™, TriCor®, Lipanthyl®) continued to develop well. Thus, in the United States, sales of TriCor® 145mg NFE and Trilipix™ (USD 919 million) recorded by Abbott improved by 4% during the first nine months of 2009. Prescriptions for Trilipix™ were in line with our expectations. Sales increased in other countries and regions such as Australia and some emerging countries. Revenues at the end of September 2009 for the fenofibrate franchise (EUR 324 million) did not totally reflect the sales during the period. This is explained by the EUR 39 million of revenues recorded for Trilipix™ in December 2008 after its approval by the FDA, related to sales to supply the distribution network for this drug in the United States, as well as by a decrease in inventories in the United States.
  In addition, sales of the Sector benefited from the sustained growth of other drugs such as Androgel® and Creon®, up respectively by 37% and 22% compared to last year. Sales of flu vaccines also improved sharply (Influvac®: +43%) compared to last year with production volume greatly increased compared to the low level of 2008.
  Sales of the sector were however negatively affected by the decrease in sales of Marinol® (EUR -37 million), which became generic in June 2008.

  In terms of geography, sales were up in the United States (except for Marinol®, following the favorable evolution of the main products and the positive exchange rate impact) and, despite the negative effects of exchange rates, in the emerging countries (Eastern Europe, Latin America, Asia-Pacific and the Middle East) and to a lesser degree in Europe.

- **Research and Development** expenditures amounted to EUR 316 million (15.5% of sales) compared to EUR 338 million at the end of September 2008. They were designated primarily for development of molecules in the cardiometabolic and neuroscience areas.

- **Operating result** (EUR 410 million) at the end of September 2009 was up (+10%) compared to the end of September 2008 (EUR 372 million). The latter included miscellaneous income in the total amount of EUR 71 million linked to the sale of non-strategic products. Were it not for these items, the operating result at the end

of September 2009 would be clearly higher than the end of September 2008 (+36%). In the third quarter (EUR 204 million), it was significantly up (+63%) compared to last year.

CHEMICALS SECTOR

Strategic developments

The strategy of the Chemicals Sector is characterized:

- by **continuous reinforcement of the competitiveness** (operating excellence, world-class plants and high-performance management of the energy and of the portfolio of products)

  With the goal of permanently optimizing its portfolio of products, Solvay decided in 2008 to sell its precipitated calcium carbonate activity.

  Several restructuring measures are currently under way, following those announced and implemented in 2008. Thus, in August 2009, Solvay mothballed the hydrogen peroxide unit in Bitterfeld (Germany). The small size of this plant meant that it could no longer be operated competitively in the context of the restructuring of the European pulp and paper industry. Other measures are under way in Belgium (reconfiguration of the Peptisyntha activity), in Egypt (reduction of headcount at Alexandria Sodium Carbonate Company) and in Italy (shutdown of precipitated calcium carbonate production unit at Angera). The fluorinated-products manufacturing site in the United States (Catoosa) was recently shut down.

  Energy efficiency constitutes a major factor for success. Several projects fall into this category. Solvay has formed a partnership with the company Tönsmeier for the construction of a cogeneration unit using secondary fuels at Bernburg (Germany) site as well as developed its partnership with the company Dalkia at Tavaux (France) for the construction of a cogeneration unit supplied by biomass. These two cogeneration units will be operational respectively in 2010 and 2011. Additionally, Solvay Energy is operational since July 2009. It should be recalled that its main purpose is to ensure, to the benefit of the different Sectors and SBU's, supply and coverage of their primary energy needs (electricity, gas, coal, coke, etc.).

- by **technological innovation and geographic expansion**

  In hydrogen peroxide, in the framework of a partnership with Dow Chemical Company, the construction of a high-yield mega-plant (330,000 tons/year) began in Thailand (startup set for 2011). It should be recalled that at Antwerp, a first high-yield mega-plant (230,000 tons/year) has been in operation since March 2009. These two plants will ensure supply of hydrogen peroxide for propylene oxide production units. They mark a new step in production technology for this product: lower investments, economies of scale and optimized energy and raw material consumption.

  Additionally, Solvay recently announced the construction, in partnership with the Huatai Group, of a hydrogen peroxide plant in China. This plant, with an annual capacity of 50,000 tons, will begin operations in 2011. It will use Solvay's leading technology for the production of high-purity grades of hydrogen peroxide and peracetic acid.

  Also in Thailand, construction of an epichlorohydrin production unit (100,000 tons/year) based on natural glycerin (the EPICEROL® process) will be implemented through the Vinythai company, a subsidiary of the Solvay Group. This plant will be operational at the start of 2012. It will meet the needs in demand of epichlorohydrin in the Asia-Pacific region.

  In soda ash, the Group continued its strategy of geographic expansion in strong growth markets.

  - In Egypt, in October 2008 Solvay acquired a soda ash production unit (Alexandria Sodium Carbonate Company) with a capacity of 130,000 tons/year. It will help meet the growing demand for soda ash from customers in Egypt, the Middle Eastern and North African countries.
  - In Russia, Solvay signed in September 2009 an agreement with Sodium Group Investments Limited in order to acquire majority in Berezniki soda ash plant. The plant has a capacity of 500,000 tons/year and a domestic market share of 20%. The enterprise value for the stake amounts to about EUR 160 million. Solvay intends to finalize this acquisition at the start of 2010, after the normal procedures and appropriate notifications have taken place. The acquisition price will be paid out over the course of the next three years.
  - In Bulgaria, the capacity of the soda ash production unit was increased in 2009 by 150,000 tons to reach 1,350,000 tons/year. The expansion project to 1,500,000 tons/year has been deferred in the context of the global economic crisis. Additionally, it should be recalled that the new unit for steam production on site is operational since the third quarter 2009.

- by **growth in specialties**

  In sodium bicarbonate, a new production unit is operational in Rosignano (Italy) to help respond to the dynamic growth in this market. For the product SOLVAIR® Select 300, specifically designed for treatment of sulfur dioxide (SO_2); a new production unit of 125,000 tons/year is being built in the United States and will start up in 2010.

Continuing the expansion of its portfolio of fluorinated specialties, Solvay launched F1EC, an electrolyte additive capable of prolonging the life cycle of lithium-ion batteries. The pilot unit at Bad Wimpfen (Germany) perfected and optimized the production process for transfer to the plant at Onsan (South Korea) at the end of 2009.

It should be noted that following the decision by the European Commission to impose a fine in May 2006 for failure to comply with competition rules in the area of peroxides (which Solvay appealed), in the course of 2009, some European customers filed claims against Solvay. Examination of these claims is ongoing. In particular, some producers combined into "Cartel Damage Claims" to file a claim against Solvay and other producers. This procedure is in the early stages.

Key figures

(in million EUR)	Sales				REBIT change
	2008	9 months 2008	9 months 2009	9 months 09/ 9 months 08 (%)	9 months 09 / 9 months 08
CHEMICALS[9]	**3,096**	**2,330**	**2,064**	**-11%**	**-14%**
Minerals cluster[10]	1,426	1,059	955	-10%	↘
Electrochemicals and Fluor Chemicals cluster	1,154	875	763	-13%	↘
Oxygen cluster[11]	448	344	329	-4%	↘

Comments

- ***Slight and gradual improvement of demand in some activities***
- ***After sharp declines over the last several months, slight increase in caustic soda price observed for the past several weeks***
- ***Resilience of the operating result due to reduction of fixed costs and energy costs***

Sales in the **Chemicals Sector** at the end of September 2009 (EUR 2,064 million) declined by 11% following the significant drop in demand compared to last year. Volumes in chemicals improved slightly over the past few months. However, this improvement was accompanied by a pressure on prices. At the end of September 2009, the operating result (EUR 178 million) dropped by 14% compared to last year. In the third quarter 2009, it amounted to EUR 56 million compared to EUR 71 million for last year, primarily due to the sharp drop in caustic soda prices. Strict cost controls at all levels and the drop in energy costs limited the impact on results of the drop in sales volumes and of the evolution of prices since the start of 2009.

Mineral cluster

- Sales of soda ash at the end of September 2009 were down by 10% compared to the first nine months 2008. Volumes in Europe and in the United States were clearly down compared to last year. The significant price hikes at the start of the year helped mitigate the greatly increased energy costs observed during most of 2008. Since the second quarter, sales prices trended downward due to low demand. Cost of goods sold was impacted by production reduction but benefited from the continuing drop in energy costs and the strict control of fixed costs. Results from specialty products based on soda ash, especially bicarbonate, remained steady, both in Europe and the United States, benefiting from the overall stable volumes and higher sales prices.

Electrochemistry and fluorinated products

In **Electrochemistry**, sales in the first nine months of 2009 were down compared to last year. The significant imbalance between demand, which dropped since the fourth quarter of last year, and supply of product which rose following improved demand for PVC, caused a drastic drop in sales prices of caustic soda in the second and third quarter. In the third quarter, despite a clear improvement in volumes, the operating result was significantly down following the drop in sales price. A slight increase in prices has been observed for the past several weeks. The situation of the Allylics activities, in particular epichlorohydrin, remained difficult in terms of both volume and sales price; a gradual improvement in demand and price has been noticed since April 2009.

- The **fluorinated products** activities benefited from the effects of restructuring of fluorinated commodities implemented in 2008 as well as the significant drop in costs of raw materials. The operating result clearly improved from last year, despite the lower sales volumes in the context of the worldwide economic crisis.

Oxygen cluster

- Although clearly lower than last year, the level of demand for hydrogen peroxide has significantly improved in the third quarter, especially in Europe. It should be noted that the HPPO unit at Antwerpen, operational since March 2009, contributes to the sales volumes. The European pulp and paper industry, however, remains confronted with a structurally difficult situation. In Mercosur, sales volumes got back to the levels of before the crisis. Results from the third quarter benefited as well from continued decreases in energy costs (hydrogen, electricity and steam).

---

9 Including the Organics cluster (SBU Molecular Solutions)
10 Including the Soda ash and Derivatives SBU and Advanced Functional Minerals
11 Including Hydrogen peroxide and Detergents SBUs

PLASTICS SECTOR

Strategic Developments

The **Plastics Sector** is continuously reinforcing its broad range of plastics and innovative materials in order to propose solutions to the numerous environmental, economic and human challenges of tomorrow, in close partnership with its customers. Its strategy is characterized by:

- **Specialties**: Creation and capture of growth in high-performance polymers, innovation and globalization and selective capacity expansion.

  The Group is emphasizing expansion of its portfolio of high-performance Specialty Polymers, especially in Asia. It should be noted that in 2008, the new plant for micronized polytetrafluoroethylene (PTFE) started up in China, as did the new polyetheretherketone (PEEK) production unit in India. These plastics present a combination of some of the highest mechanical, thermal, chemical and/or electrical properties, which give access to numerous applications replacing traditional materials.

  Innovation and research play a key role in this activity, in order to enlarge the range of polymers as well as to optimize the processes and the production costs. The recent launch of a new series of polyvinylidene fluoride (PVDF) for use in lithium-ion batteries is an example of this. This new generation of PVDF significantly increases the battery energy density and cycle life.

  In March 2009, a new DIOFAN® (PVDC latex) production unit, with annual capacity of 20,000 tons, successfully started up at Tavaux (France). PVDC latex is a barrier material used to coat packages when integrity of the merchandise over time is critical, in particular in the food and pharmaceuticals sectors. Other selective production capacity expansions were implemented in 2009, especially for SOLEF® at Tavaux (France) and for FLUOROLINK® at Spinetta (Italy). These capacity expansions will allow, among other things, continued growth of FLUOROLINK® in the paper-coating and textile markets as well as of SOLEF® in new applications such as photovoltaic cells, sensors and lithium-ion batteries.

  For Inergy Automotive Systems[12], significant efforts made over the past years in terms of cost reduction and improvement in competitiveness continued in 2009, enabling Inergy to respond to the much degraded situation of the automobile industry. Thus, the plant at Nucourt (France) was shut down recently, and resizing of the entire organization was implemented. In contrast, developments in high-growth areas are under way. Inergy announced the construction of a second plant in China (in the Beijing region) and a plant in India (in the Chennai region) in order to benefit from the strong growth of the automobile industry in these areas. Additionally, it should be noted that Inergy has signed several major contracts with different manufacturers over the past few months, and that its technological leadership was recognized on the one hand by orders for its new "Selective Catalytic Reduction" system aiming to reduce NOx emissions from diesel engines, and on the other hand by four Innovation Awards given by the Society of Plastics Engineers and the Society of Plastics Industry in the United States for its Twin-Sheet-Blow-Molding (TSBM) technology.

- **Vinyls**: Completely integrated and competitive production units, operating excellence and development in high-growth countries.

  In Europe, SolVin[13] continued to reinforce its competitiveness by cost decreases, energy savings and concentration on world-class sites. In this context, the PVC capacity for the Jemeppe (Belgium) site will be expanded at the end of 2009 from 400,000 tons/year to 475,000 tons/year. This policy enabled Solvin to reinforce its leadership position in competitiveness among the European producers.

  In 2009, PVC compounds (BENVIC) in Europe refocused their production on three sites (by shutdown of the Jemeppe site in Belgium), in order to reinforce their competitiveness.

  Additionally, SolVin took a significant step in its geographic development in 2007 by concluding a joint venture contract (50/50) with Sibur. This contract provided for the construction in Russia of an entirely integrated plant, with an initial capacity of 330,000 tons/year, with the possibility of subsequent expansion to 500,000 tons/year. The start of the plant is scheduled for 2013, in function of the expected recovery of the economy.

  In Brazil, a vast production modernization project implemented at the start of 2009 will generate significant improvement in the site's competitiveness, among other things by production using membrane electrolysis. Additionally, PVC capacity was increased from 245,000 to 300,000 tons/year, in line with VCM capacity, in order to meet long-term growth in this market. A second phase of development of the site will provide an integrated PVC capacity of 360,000 tons/year and will in part be supplied by ethylene made from a bioethanol base.

  In Argentina, Solvay Indupa continued its project to construct a combined-cycle cogeneration unit to provide a reliable and competitive supply of electricity for the site. The two gas turbines with a total capacity of 120 MV started during this summer. Later, the unit will be expanded to 165 MW.

---

12 Joint venture 50% Solvay / 50% Plastic Omnium in fuel systems for the automobile industry.
13 Joint venture 75% Solvay / 25% BASF

In Thailand, Vinythai in 2008 increased its PVC production capacity by 70,000 tons/year at its plant at Map Ta Phut, to achieve 280,000 tons/year. This will enable it to sustain the growth projects of its customers in the dynamic Southeast Asian markets, while increasing its competitiveness.

Alongside Europe, Southeast Asia, Mercosur and in the future, Russia constitute significant areas of growth for vinyls.

The strategy of Pipelife[14] is focused on geographic deployment, especially in Central and Eastern Europe, operating excellence, reinforcement of competitiveness (decreases in costs and restructuring, especially in Ireland and Spain) and innovation.

Key figures

(in million EUR)	Sales				REBIT change
	2008	9 months 2008	9 months 2009	9 months 09/9 months 08 (%)	9 months 09 / 9 months 08
PLASTICS	**3,695**	**2,942**	**2,180**	**-26%**	**-84%**
Specialties[15]	1,512	1,172	897	-23%	↘
Vinyls[16]	2,183	1,770	1,283	-28%	↘

Comments

- ***Improvement in the operating result in the third quarter compared to the two preceding quarters: increase in demand in most of the activities, continued drop in costs and strong cash generation***
- ***For nine months, sales and operating results were clearly down compared to 2008 in the context of the global economic crisis particularly affecting the major markets for the Plastics Sector***
- ***In the fourth quarter, expected pressure on margins from European PVC manufacturers taking into account imports from the United States***

Plastics Sector sales (EUR 2,180 million) dropped by 26% compared to the end of September 2008. The impact of the crisis was still significant for the Sector's primary markets, which are automotive and construction, as well as electronics and electricity. It should be noted, however, that demand improved in the past several months in most activities, which is reflected in the Sector's operating result from the third quarter (EUR 39 million), improved compared to the two preceding quarters. On a cumulative basis, at the end of September 2009 (EUR 46 million) it however remained much lower than last year (EUR 291 million). Aside from seasonal adjustments, the improvement in demand in Plastics continued at the start of the fourth quarter while threats from American PVC imports are materializing, which would place more pressure on margins for European manufacturers. Strict cash control and cost reduction at all levels ensured good resistance of the Sector.

Specialties

- Demand for **Specialty Polymers** in the third quarter remained at a significantly lower level than last year. It should be noted however that there is some improvement in most markets, especially those that had been the most affected in the first half (automotive and semi-conductors). Some segments such as pharmaceuticals (PVDC) continued to perform well. The weak demand weighed on the operating results, clearly inferior to the first nine months of 2008. Measures taken to reinforce competitiveness (adjustments in productions, reduction of all costs, adjustment of headcount, improvement in production yields, etc.) helped mitigate the impact of the drop in demand on results. Research and development efforts at the end of September 2009 were similar to last year.
- Sales volumes for fuel systems from **Inergy Automotive Systems** recovered significantly in the third quarter, especially in September. This improvement limited the drop in sales volumes from the first nine months of 2009 to 29% (6.3 million fuel systems) compared to 37% in the first half of 2009. The significant impact of this drop in volumes on results was partially mitigated by continuing very significant efforts at cost reduction. Thus, the headcount of Inergy was decreased by about 450 during the past 12 months.

Vinyls

- Although improved in the third quarter, results from **Vinyls**[17] at the end of September 2009 were sharply down compared to last year. In Europe, sales volumes for Solvin improved in the third quarter in a market context marked by demand very slightly on the rise and by low supply due to production problems encountered by certain competitors. This imbalance between supply and demand permitted an increase in sales price of PVC, greater than the increased costs of ethylene. The margin per ton remained, however, clearly lower than last year. Solvin's prices and sales volumes in the European market will probably be affected in the fourth quarter by low-cost imports from the United States. In Mercosur, demand continued to improve in the third quarter. Solvay Indupa has benefited only partially at this stage due to the delay necessary for its new production facilities to get up to speed. Despite PVC sales prices trending upward since the second quarter, margins remained low. In Asia, sales at Vinythai remained steady despite some recovery in

14 Joint venture 50% Solvay / 50% Wienerberger in pipes and fittings.
15 Including Specialty Polymers SBUs and Inergy Automotive Systems (fuel systems)
16 Including SBUs Vinyls and Pipelife (pipes and fittings)
17 Includes since July 2008 consolidation of Solvin at 100% (compared to 75% previously)

production by the Chinese competition (production based on acetylene). Results from the first nine months of 2009 continued to benefit from a good margin level.

- Sales for **Pipelife** improved in the third quarter, especially in the civil engineering market. However, on a cumulative basis, at the end of September 2009, they remained much lower than last year. Pipelife succeeded in limiting the impact of this drop in demand on its results thanks to significant cost-cutting measures, including a decrease in headcount, and improvement in its product range through innovation.

REMARKS

1. Consolidated financial statements.

Deloitte has conducted a limited review of the consolidated situation closed on September 30, 2009. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between the first nine months of 2008 and 2009 involved:

- Global consolidation of Innogenetics on September 30, 2008
- Global consolidation of companies in the Solvin Group as of July 1, 2008
- Acquisition of Alexandria Sodium Carbonate Co. on October 17, 2008.
- Acquisition of assets of the Ajedium Film Group LLC on August 29, 2008.
- On January 1, 2009, consolidation of Okorusu Fluorspar Ltd (Namibia), Solvay Biochemicals Company Ltd (Thailand) and the Joint Venture MTP HP JV (Thailand)
- Following the decision to sell this business, the results from the Pharmaceuticals Sector of the first 9 months 2008 and 2009 are booked as discontinued operations

2. Content.

This press release contains regulatory information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates.

		Closing			Average		
1 Euro =		2008	9 months 2008	9 months 2009	2008	9 months 2008	9 months 2009
Pound sterling	GBP	0.9525	0.7903	0.9093	0.7963	0.7820	0.8863
American dollar	USD	1.3917	1.4303	1.4643	1.4708	1.5217	1.3662
Argentine Peso	ARS	4.8175	4.4706	5.6442	4.6379	4.7239	5.0718
Brazilian Real	BRL	3.2436	2.7525	2.6050	2.6736	2.5614	2.8345
Thai Baht	THB	48.28	48.473	48 .988	48.48	49.3345	47.3196
Japanese Yen	JPY	126.14	150.47	131.07	152.46	161.0383	129.5252

4. Solvay shares.

	2008	9 months 2008	9 months 2009
Number of shares issued at the end of the period	84,701,133	84,701,133	84,7 01,133
Average number of shares for IFRS calculation of earnings per share	82,317,792	82,372,038	82.136.569
Average number of shares for IFRS calculation of diluted income per share	82,447,048	82,544,775	82.155.163

5. Declaration by responsible persons.

Mr. C. Jourquin, Chairman of the Executive Committee, and, Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:

a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;

b) the intermediate report contains a faithful presentation of significant events occurring in the first nine months of 2009, and their impact on the summary financial information;

c) there is no transaction between affiliated parties.

Key dates for financial communication

- January 14, 2010: prepayment of dividend for 2009
- February 18, 2010: annual results 2009 (at 7:30 AM)

For additional information:

Erik De Leye
Corporate Press Officer (SOLVAY S.A.)
Tel: 32 2 509 72 30
E-mail: erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Head of Investor Relations (SOLVAY S.A.)
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international Chemicals and Pharmaceuticals Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2008, its sales amounted to EUR 9.5 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE-Euronext at Brussels.

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est aussi disponible en français

82-2691

Press Release

SOLVAY

Embargo: October 28, 2009 at 8:00 a.m. (Brussels time)

SOLVAY INCREASES SODIUM BICARBONATE PRODUCTION IN ITALY TO SERVE GROWING DEMAND

New Sodium Bicarbonate capacity will mainly be used for environmental applications

Solvay today announces that its sodium bicarbonate production capacity extension at its Rosignano site, Italy, successfully started production. With this expansion, Rosignano will become the world's biggest sodium bicarbonate production plant with a yearly capacity of 250,000 tons. Solvay manufactures sodium bicarbonate in Europe, in Egypt and in the U.S.A. With the capacity expansion in Rosignano, Solvay's total annual production capacity for sodium bicarbonate has reached now 870,000 tons.

Sodium bicarbonate is marketed by Solvay under the brand name BICAR® for a wide variety of applications, whose fast growth calls for additional production capacity. In particular, Sodium bicarbonate contributes substantially to the protection of the environment with the NEUTREC® process, developed by Solvay for flue gas treatment.

Furthermore, special grades of BICAR® are used in several pharmaceutical and paramedical applications such as haemodialysis. The sodium bicarbonate plants in Dombasle, France, and Torrelavega, Spain, have recently also implemented the Good Manufacturing Practices (GMP) Standard for APIs (Active Pharmaceutical Ingredients), and obtained also the Certificate of Suitability of the Monograph of the European Pharmacopoeia (CEP).

Sodium bicarbonate is also traditionally used in human food and animal feed industries, in detergents, fire extinguishers and most recently for the cleaning of surfaces and the removal of asbestos (BICARJET®) in buildings, etc.

"This new capacity will allow satisfying the increased demand for sodium bicarbonate of our customers", says Giordano Zappelli, Marketing Manager of the Sodium Related Products activity of Solvay's Sodium Carbonate Strategic Business Unit. "This investment in Italy will enable us to continue to demonstrate the outstanding environmental benefits of sodium bicarbonate", he adds.

Note to the editors:
Sodium bicarbonate ($NaHCO_3$) is a white crystalline powder, also known as bicarbonate of soda or baking soda. This non-toxic specialty is often described as a "miracle" product owing to the variety of its home uses: baking, cleaning, deodorizing, water softening, tooth whitening, digestion aid, etc. The wide range of domestic and industrial applications results from the intrinsic features of sodium bicarbonate, which include antacid, effervescent and mildly abrasive properties.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:
ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Press Release

SOLVAY

Embargo: October 8, 2009 at 8:00 a.m. (Brussels time)

SOLVAY AND HUATAI TO JOINTLY BUILD HYDROGEN PEROXIDE PLANT IN CHINA

Hydrogen Peroxide plant will produce for growing Chinese market

Solvay today announces that it has struck an agreement with Huatai Group of China to establish a Hydrogen Peroxide joint venture. The joint venture company, Shandong Huatai Interox Chemical Co Ltd, will build a Hydrogen Peroxide plant at Huatai's new site in Dongying, Shandong Province, China, with an annual capacity of 50,000 metric tons per year. The plant is expected to be completed by the end of 2011. The joint-venture agreement was signed yesterday at a ceremony presided over by Mr. Xi Jinping, Vice President of the People's Republic of China, in Brussels, Belgium.

China is the largest market in the world for Hydrogen Peroxide and is expected to continue to grow strongly. Solvay is the global leader in the Hydrogen Peroxide industry and this project represents an opportunity for Solvay to establish an industrial and commercial presence in this important market with a strong partner. Huatai is producing Hydrogen Peroxide since many years, primarily for its internal consumption of its paper production processes, and this project increases security of supply for its growing needs.

The joint venture will not only serve Huatai, but also other Chinese industries requiring hydrogen peroxide (textile, chemicals, etc.). In addition, the joint venture will utilize Solvay's leading technology for the production of high purity grades of Hydrogen Peroxide and Peracetic Acid. With such grades, Solvay has developed a leading position in aseptic grades for the food and packaging industry worldwide.

"This investment will make it possible to competitively participate in this important market with a strong partner who brings good integration, both upstream and downstream, and with good support from the authorities in Dongying," says Mr. Mignonat, General Manager of the Strategic Business Unit Peroxides at Solvay. "In addition, we will be able to better serve our existing customers for our specialty products in China."

"It is our great pleasure to collaborate with Solvay, a world famous company with advanced technology and management. The collaboration between both parties will foster a strong alliance between them, which have complementary strengths. We will jointly develop a hydrogen peroxide company with advanced technology and applications", says Mr. Li Jianhua, President of Huatai Group.

HUATAI GROUP is a one of major companies in China with business in Paper and Chemicals. The company is one of top 500 companies, top 100 public listed companies in China. It has more than 15,000 employees and 3 million ton paper production capacity. Huatai is the biggest news print manufacturing company worldwide. Chemical is an import business sector with annual capacity of 1 million ton of various chemical products including caustic soda and hydrogen peroxide. Huatai has developed collaborations with other famous international companies in recent years.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Manager Press and External Communications
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Press Release

82-2691

SOLVAY

Embargo: September 28, 2009 at 7:00 am (Brussels time)

SOLVAY OPTS FOR STRATEGIC REFOCUS OF ACTIVITIES

Decision to sell Pharmaceuticals Sector to Abbott

Solvay today announces that its Board of Directors has decided to refocus the activities of the Solvay Group in order to accelerate the implementation of its sustainable and profitable growth strategy and to sell its entire pharmaceutical business to Abbott for a total Entreprise Value of about EUR 5.2 billion. This includes a purchase price of EUR 4.5 billion in cash and additional potential payments of up to EUR 300 million if certain milestones are met between 2011 and 2013. It also includes the assumption of certain liabilities, which Solvay today values at approximately EUR 400 million. This decision is the outcome of the thorough and in-depth analysis and evaluation of the different strategic options for the Pharmaceuticals Sector.

In addition the transaction provides for the transfer of all employees of the pharmaceutical business with their current employment conditions; it also includes customary provisions limiting future exposure of Solvay to its former pharmaceutical activities. This transaction is expected to be closed in the first quarter of 2010, pending the approval by the relevant competition authorities. Solvay will communicate the impact of the transaction on its results when finalized.

After closing of the transaction, Solvay will reinvest the proceeds in organic and sizeable external growth, focused on long term value creation. This will be done by investing in high value-added activities and strategic projects in chemicals and plastics, by continuing the geographical expansion into regions with growth potential and by continuing the development of activities and new products with low energy footprint and which significantly reduce the cyclicality in Solvay's portfolio of activities. Studies about such reinvestments are ongoing.

"The Board has chosen to give all activities of the Group, Pharmaceuticals and non-Pharmaceuticals, the best possibilities for their future development, and this in the interest of all stakeholders involved", says Aloïs Michielsen, Chairman of Solvay's Board of Directors. "We are building a new refocused Group with the financial means to further accelerate sustainable growth on today's strong foundations. Our philosophy is unaltered: realizing sustained growth with leading positions and stick to a conservative financial structure. The proceeds from the divestment will be reinvested in external and organic growth with a sharp focus on long term value creation", adds Christian Jourquin, Chief Executive Officer of Solvay.

"The acquisition by Abbott is an acknowledgment of the performance of the Pharmaceuticals Sector and the strengths and competences of its employees. The Sector will further reinforce Abbott as a leading company in its industry", comments Werner Cautreels, Group General Manager of the Pharmaceuticals Sector.

Citigroup, Morgan Stanley and Rothschild served as financial advisors to Solvay on this transaction.

Given this announcement, the Solvay Investor Day which was scheduled for 29th September 2009 is cancelled.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel. +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS S.A.
Tel. +32 2 509 6227
werner.vandeneynde@solvay.com
www.solvaypharmaceuticals.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

ABBOTT is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs more than 72,000 people and markets its products in more than 130 countries. For more information, visit www.abbott.com.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. These companies seek to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2008 sales were EUR 2.7 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

****

Press Release

SOLVAY

Embargo: September 9, 2009 at 8:00 a.m. (Brussels time)

SOLVAY'S CELL-BASED PRODUCTION FACILITY FOR INFLUENZA VACCINES VALIDATED AND OPERATIONAL

Solvay today announces that its affiliate Solvay Biologicals has completed the validation for its cell-based production facility following a successful inspection by the Dutch authorities. The 3,900m^2 facility in Weesp (the Netherlands) uses the latest technology in cell culturing for the production of influenza vaccines.

The validation of the new cell-based production facility will enable Solvay Pharmaceuticals to respond even better to the growing worldwide demand for influenza vaccines as it expands company's production capacity beyond its current egg-based manufacturing plant. In addition, a cell-based production process for influenza vaccines has the advantage that it is not dependent on the availability of embryonated chicken eggs, the supply of which can be at risk in case of bird flu. A cell-based vaccine also offers an alternative to people allergic to chicken proteins, since such vaccine is free of any chicken-derived material. The cell-based production unit and processes can be used for the production of both seasonal and pandemic influenza vaccines.

In parallel, Solvay Pharmaceuticals also announces the registration of the first trivalent adjuvant cell-based seasonal influenza vaccine Grippol® Neo in Russia. This registration is the result of a fruitful and long-standing co-operation with the Russian pharmaceutical company Petrovax (Moscow, Russia), which obtained the required production certificate and registration for the vaccine for Russia. Grippol® Neo is a seasonal influenza vaccine based on influenza antigens produced by Solvay Biologicals in its cell-based facility and Petrovax's proprietary adjuvant Polyoxidonium®. This new preservation free vaccine is formulated in a fully ISO and GMP certified facility of Petrovax near Moscow. Grippol® Neo will be marketed in Russia during the upcoming influenza season of 2009/2010.

"The validation of our new, state-of-the-art cell-based production plant will further reinforce Solvay Pharmaceuticals' strong position and enable it to contribute even more to the protection of millions patients around the world against the influenza virus," says Drs. Sjirk Kok, Executive Vice-President, Solvay Biologicals.

Update on Solvay Pharmaceuticals' pandemic influenza vaccines development (H1N1)

The company's egg-based production facility is currently producing seasonal vaccines at full capacity till mid September. When this production is completed, pandemic H1N1 antigens will be produced in the egg-based facility for feasibility studies. Meanwhile, the production of clinical batches of pandemic H1N1 antigens was initiated in the cell-based facility in late August.
Further decisions on the development of pandemic influenza vaccines have not been taken at this point and will depend on different factors, including the results from the feasibility studies and future guidelines from health authorities.

With this strategy Solvay Pharmaceuticals retains its production capacity to fulfill the global medical need for seasonal influenza vaccines, while being ready to switch production in its egg-facility from seasonal vaccines to pandemic vaccines if the need arises.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

FILIP GOOSSENS
Global Pharma. Communications
SOLVAY PHARMACEUTICALS S.A.
Tel: +32 2 509 6746
filip.goossens@solvay.com
www.solvaypharmaceuticals.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

About Grippol® Neo
Grippol® Neo is a seasonal influenza vaccine registered in Russia by Petrovax. Grippol® Neo is based on influenza antigens, produced by Solvay Biologicals bv in its cell-based facility and Petrovax' proprietary adjuvant Polyoxidonium®. This new preservation-free vaccine is formulated in a modern fully ISO and GMP certified facility of Petrovax near Moscow. Grippol® Neo belongs to a novel generation of adjuvanted inactivated subunit vaccines and is delivered as single-use syringes.

PETROVAX GROUP is a Russian pharmaceutical company that was founded in 1996. Petrovax Group develops and produces a range of innovative pharmaceutical products and vaccines, including the influenza vaccine Grippol®. Solvay Pharmaceuticals and Petrovax collaborate since 2004 on the development of next generation vaccines.

SOLVAY BIOLOGICALS bv is a Dutch fully-owned subsidiary of Solvay Pharmaceuticals, and is one of the leading influenza vaccines manufacturers worldwide.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. These companies seek to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2008 sales were EUR 2.7 billion, and it employs more than 9,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

Press Release

SOLVAY

Embargo: September 8, 2009 at 8:00 a.m. (Brussels time)

SOLVAY SIGNS AGREEMENT TO ACQUIRE MAJORITY IN BEREZNIKI SODA ASH PLANT IN RUSSIA

Solvay pursues geographical expansion strategy in markets with growth potential

Solvay today announces that it has signed an agreement with Sodium Group Investments Limited to acquire its majority stake in OAO Bereznikovsky Sodovy Zavod and ZAO Berkhimprom. The agreed enterprise value for the stake amounts to about 160 million EUR and the price will be subject to usual adjustments at closing. Solvay expects to finalize this acquisition early 2010 after completion of the customary steps and the relevant notifications, in particular merger control in Russia (FAS).

The Berezniki soda ash plant is one of the three major soda ash producers in Russia with a capacity of 500,000 metric tons per year. It can only produce light soda ash but dense soda ash will be available by the end of this year when the construction of a densification unit is finalized. The plant employs approximately 2,200 people and is located by the city of Berezniki in the Urals, some 200 kilometers north of Perm city.

Since early 2008, Sodium Group Investments Limited owns approximately 90% of OAO Bereznikovsky Sodovy Zavod and 100% of ZAO Berkhimprom which jointly own and operate the Berezniki soda ash activity. These both entities are currently merging. The agreement provides that after the closing in 2010 Solvay will gain immediate control on the operation of the Berezniki soda ash activity and that Sodium Group will retain a minority share over the coming 3 years. The acquisition will be paid over this period.

"With this acquisition, Solvay clearly pursues its strategy of geographical expansion in a major market," says Vincent De Cuyper, Group General Manager of the Chemicals Sector and Member of the Executive Committee. "Solvay is very pleased with this opportunity to become a soda ash producer in Russia, at the heart of a market with exciting growth prospects," adds Christine Tahon, Managing Director of Solvay's Strategic Business Unit Soda Ash and Related Products.

"I am very pleased that the plant where the traditions started by its founders Ernest Solvay and Ivan Lyubimov are held in honor, is again becoming the joint ownership of Solvay and a Russian partner. But it is still more important that the participation of a world leader guarantees long-term sustainable development, access to the most advanced technologies and the topmost quality of products and services", states Valery E. Zakoptelov, major shareholder of Sodium Group.

Sodium Group Investments Limited is a holding company, with as major asset a majority ownership in the Berezniki soda ash activity. It is majority owned and controlled by Mr. Valery E. Zakoptelov.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Press Release

SOLVAY

Embargo: August 27, 2009 at 8:00 a.m. (Brussels time)

SOLVAY'S NEW PVDF SIGNIFICANTLY INCREASE POWER CAPACITY LITHIUM-ION BATTERIES

Innovative new PVDF grades bring SOLVAY an innovative actor in the Li ion batteries for hybrid and electric cars

Chemical and pharmaceutical group Solvay announces today that its fully owned subsidiary Solvay Solexis has launched a new series of Polyvinylidene Fluoride (PVDF) for use in Lithium-ion batteries. PVDF Solef® was already recognized as a key component in the Li ion batteries used in mobile phones, computers or electric tools. Solvay's R&D efforts have resulted in a new generation of PVDF which significantly increase battery energy density and cycle life, making it possible to store more electrical power in batteries with the same volume and weight. First grades of these new PVDF Solef® series are now commercially available and are already recognized by Li ion battery manufacturer leaders.

As they increase battery energy density and cycle life, the new series of Solef® grades will be used in the Lithium-ion batteries of the solar powered Solar Impulse record airplane. The prototype solar powered Solar Impulse airplane, which was presented to the world media on 26 June 2009, is fitted with batteries still using the current generation of Solef® grades for batteries.

Increasing energy density and driving down Li ion battery costs support the use of these batteries in new applications, such as hybrid cars. Li ion batteries are significantly lighter than the currently used car batteries. Battery weight reduction leads to lighter cars, consuming less energy. "By developing new innovative grades of PVDF, Solvay brings an enhancing application to the Lithium-ion battery market, supporting the challenging route to the hybrid and electrical cars', says Jacques van Rijckevorsel, Group General Manager of the Plastics Sector and member of the Executive Committee. "This is a new example where Solvay Solexis put its scientific expertise and wide technology platforms to the service of the industry to generate fluoropolymer solutions with always higher performance for a lower cost," adds Pierre Joris, Managing Director of Solvay Solexis. "It also fits perfectly with our strategy of sustainable development in the new energy platforms".

SOLVAY SOLEXIS is a fully-owned subsidiary of the Solvay group. Visit www.solvaysolexis.com for more information.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. 32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Press Release

SOLVAY

Embargo: August 20, 2009 at 8:00 a.m. (Brussels time)

SOLVAY INCREASES INVESTMENT IN INNOVATIVE PRINTED ELECTRONICS BY RAISING ITS PARTICIPATION IN PLEXTRONICS

Investment in radical innovation in organic electronics and sustainable energy

Solvay today announced that it has decided to participate, as lead investor, in the second capital increase in three years of Plextronics, Inc., an innovator of technology for the printed electronics market. Plextronics specializes in the development and commercialization of polymer-based technologies for printed electronics such as OLED lighting and displays, organic solar cells and RFID 'smart' tags.

By investing USD 12 million, Solvay becomes the largest minority shareholder in the Pittsburgh, Pennsylvania-based company. The capital increase gives Plextronics additional financial means to pursue its development and growth strategy in printed electronics. This is an emerging industry that takes advantage of printing technologies to manufacture electronic devices with a wider variety of shapes and supports, including thin, flexible substrates.

"Solvay has identified organic electronics and sustainable energy as platforms for future growth based on radical innovation. The group believes that the new materials and technologies, which it is currently developing through its own R&D efforts and a number of partnerships with technological leaders, convey potential solutions to some of our contemporary societies' most acute issues, such as the cost-effective implementation of renewable energy sources and energy-efficient devices", says Léopold Demiddeleer, General Manager of Future Businesses Competence Center. "With its cutting edge technology, Plextronics is a perfect partner for one of Solvay's most promising innovation platforms," adds Demiddeleer.

"The funding from this round will enable us to continue to advance our lighting and solar products - namely our Organic Light Emitting Diode (OLED) and Organic Photovoltaic (OPV) materials and inks - so that we can scale these products to meet the customer and industry demand we are seeing," comments Andrew W. Hannah, President and Chief Executive Officer of Plextronics. "The global collaboration that our companies envisioned a couple of years ago is going even better than we could have imagined. To have a corporate investor like Solvay that understands our markets, technology and the opportunities that await us is extremely important," Hannah adds. "Solvay has become a true partner."

The investment in Plextronics complements Solvay's own R&D efforts in organic electronics and other collaborations in the field, such as the R&D agreement between the Group's 100 % subsidiary Solvay Solexis and Thin Film Electronics ASA of Oslo, Norway, to develop polymeric inks for the manufacture of printed memories, as well as Solvay's research programs with the Center for Organic Photonics and Electronics of the Georgia Institute of Technology.

Plextronics, Inc. is an international technology company that specializes in printed solar, lighting and other electronics. Headquartered in Pittsburgh, PA, the company's focus is on organic solar cell and OLED (Organic Light Emitting Diode) lighting, specifically the conductive inks and process technologies that enable those and other similar applications. Particularly relevant as the worldwide search for renewable energy becomes more urgent, the company's technology will enable the mass production of printed devices, such as low-cost organic solar cells and high-efficiency lighting. Details are available at www.plextronics.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 29,000 people in 50 countries. In 2008, its consolidated sales amounted to EUR 9.5 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

LORI LECKER
Director of Global Marketing
Plextronics, Inc.
Tel: +00-1-412 423 2030
llecker@plextronics.com
www.plextronics.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

SOLVAY

Press Release

EMBARGO: Brussels, July 30, 2009 at 7:30 a.m.
REGULATED INFORMATION

Good resilience in second quarter operating result (EUR 164 million), up from the first quarter (EUR 142 million)

- ✓ **First half operating result (EUR 306 million)** down from 2008 (EUR 548 million) due to the economic downturn
- ✓ **Sales (EUR 4,051 million)** down by 14% compared to the first half of 2008. Evolution by Sector is contrasted.
- ✓ **Operating result:**
  - ➢ **Pharmaceuticals (EUR 206 million)**: down by 16% but distinctly higher than result from the first half of 2008 aside from miscellaneous income (EUR 71 million in the first half of 2008)
  - ➢ **Chemicals (EUR 122 million)**: Despite weak demand and pressure on some prices, decrease limited (-10%) compared to the first half of 2008; second quarter of 2009 up compared to last year
  - ➢ **Plastics (EUR 8 million)**: sharply down compared to the first half of 2008 in the context of the global economic crisis that especially affected the major markets in this Sector (construction, automotive and electronics)
- ✓ **Net income of Group (EUR 181 million)**, down from the net result of EUR 351 million in the first half of 2008
- ✓ **Solid financial structure:**
  - ➢ **Net debt to equity ratio: 39.5%**
  - ➢ **No significant maturity dates for debt reimbursement before 2014**

Group **sales** (EUR 4,051 million) in the first half of 2009 were down by 14% compared to last year. The evolution by Sector is contrasted: Pharmaceuticals: +4%, Chemicals: -8%, Plastics: -31%. The level of activities in the first half remained weak in Chemicals and Plastics since last year, in the context of the global economic crisis. In the second quarter, sales were down by 12% and amounted to EUR 2,067 million.

Group operating result (**REBIT**[1]; EUR 306 million) was down by 44% compared to the first half of 2008. In the second quarter, it amounted to EUR 164 million (-34% compared to last year). The operating result from our industrial activities continued to be affected by the very difficult economic environment, especially in Plastics (EUR 8 million in the first half of 2009). The Chemicals Sector resisted despite low demand and posted a result of EUR 122 million in the first half, down by 10%. The operating result for the Pharmaceuticals Sector from the first half of 2008 included miscellaneous income totaling EUR 71 million linked to the sale of non-strategic products. It explains that the operating result from the first half of 2009 (EUR 206 million) diminished by 16%; aside from this item, the operating result would be up by 18%.
The Group's **operating margin** (REBIT on sales) was 7.6% in the first half of 2009 compared to 11.6% in the first half of 2008. The decrease was limited through strict cost controls and continued optimizations of structure (adapting production and reducing headcount). With constant perimeter and EUR/USD exchange rate, there were decreases from the first half of 2008 in fixed production costs and in commercial and administrative costs by a total amount of around EUR 75 million. Headcount continued to decrease in 2009 (at constant perimeter: about 1000 people in the first half).

The **net income of the Group** (EUR 181 million) decreased by 48% compared to the first half of 2008, taking into account the drop in operating result.

REBITDA[2] was EUR 553 million, down by 28% compared to the first half of 2008. In the context of the current crisis, priority was given to generation of cash and maintenance of a sound financial situation. Aside from cost-reduction measures, this priority generated a significant decrease in working capital requirements (EUR 438 million) and capital expenditures (by 25%, in line with the reduction goal set in the budget) compared to the end of June 2008. The **net debt to equity ratio** reached 39.5% at the end of June 2009 compared to 36.4% at the end of June 2008, after strategic investments made in the second half of 2008 in the amount of approximately EUR 300 million. It should be noted that the first significant maturity for debt reimbursement will not occur until 2014.

Pharmaceuticals Sector sales (EUR 1,292 million) were up by 4% compared to the first half of 2008 (+1% at constant exchange rates). In the second quarter, they increased by 11% (+7% at constant exchange rates). They benefited from the sustained growth of certain drugs (in particular, Androgel® and Creon®) and overall positive exchange rate effects (EUR 37 million). On the other hand, they were negatively impacted by significant pressure from generic competition (impact of EUR -38 million on Marinol®, which became generic in June 2008). Earnings for the fenofibrate franchise in the United States in early 2009 were lower following the significant revenues in December 2008 (EUR 39 million) related to the launch of Trilipix™ after its approval by the FDA. Sales from emerging markets continued to improve, despite the negative effects of exchange rates. The operating result from the first half of 2008 (EUR 246 million) included miscellaneous income totaling EUR 71 million (of which EUR 44 million were in the second quarter), linked to the sale of non-strategic products. For this reason, the operating result from the first half of 2009 (EUR 206 million) declined by 16% compared to last year. Aside from these items, it would be distinctly higher than the first half of last year (+18%). Research and Development expenditures amounted to EUR 221 million, on the same order as those of the first half of 2008 (EUR 227 million).

1 REBIT: measure of operating performance (this is not an IFRS concept as such)
2 REBITDA: REBIT, before recurring depreciation.

One of the strategic axes of the Solvay Group consists of an evaluation of its activities at regular intervals in order to determine their capacity to contribute to realization of its objectives. In this context, the Solvay Group is currently conducting an **analysis of the different possible strategic options for its Pharmaceutical activities**. At this stage, this does not involve any other decision in this respect.

Sales in the **Chemicals Sector** for the first half of 2009 (EUR 1,406 million) were down by 8% due to a general drop in demand. In the second quarter, the sales volume was, however, slightly higher than the first quarter except in soda ash. Throughout the second quarter, there has been a significant drop in caustic soda prices, as well as increasing prices pressures on the other chemicals products, including soda ash. The operating result for the first half of 2009 (EUR 122 million) decreased by 10% compared to last year (EUR 136 million); in the second quarter (EUR 66 million), it was up by 26% compared to the second quarter of 2008 and by 18% compared to the first quarter of 2009 (EUR 56 million). Strict control on fixed costs at all levels had a positive impact on results. More recently, during the second quarter, added to this was a drop in energy costs, which began to have an impact. It should be noted that on average, the energy costs for the first half of 2009 were higher compared to the first half of 2008.

Plastics Sector sales (EUR 1,353 million) declined by 31% compared to the first half of 2008, in a very degraded global economic context. The impact of the crisis was very significant for the Sector's primary markets, which are automotive and construction, as well as electronics and electricity. Sales for PVC were also affected by significantly lower sales prices compared to last year (even though they have been improving since May, considering the rise in ethylene costs). The operating result from the first half (EUR 8 million, including EUR 4 million in the second quarter) was sharply down compared to the high level of last year (EUR 187 million). The measures taken to reinforce competitiveness of Plastics as well as a policy of sector and geographic diversification over the last few years (especially in Asia and Mercosur) mitigated the impact of the crisis on the result. Priority given to cash generation encouraged maintaining some production at reduced operating rates in order to ensure a strict control of inventories.

As announced, the Pharmaceuticals Sector will achieve in 2009 a higher operating result than last year.
The Chemicals and Plastics Sector show good resilience thanks to their competitive positions and to the measures taken, but the market conditions remain difficult.
Full year operating result of the Group will be lower than last year.

SOLVAY Group – Summary Financial Information

Million EUR (except for per-share figures in EUR)	1st half 2008	1st half 2009	1st half 2009/ 1st half 2008	2nd quarter 2008	2nd quarter 2009	2nd quarter 2009/ 2nd quarter 2008
Sales	**4,731**	**4,051**	**-14%**	**2,357**	**2,067**	**-12%**
REBIT	**548**	**306**	**-44%**	**249**	**164**	**-34%**
REBIT/Sales	*11.6%*	*7.6%*		*10.5%*	*7.9%*	
Non-recurring items	-34	-34		-43	-31	
EBIT[3]	**514**	**272**	**-47%**	**206**	**133**	**-35%**
Charges on net indebtedness	-51	-71	38%	-22	-44	103%
Income from investments	10	-3		10	-3	
Earnings before taxes	**473**	**198**	**-58%**	**194**	**86**	**-56%**
Income taxes	-121	-16	-86%	-62	-2	-96%
Net income of the Group	**351**	**181**	**-48%**	**131**	**83**	**-36%**
Net income (Solvay share)	335	168	-50%	127	77	-39%
Total depreciation	246	262	6%	134	132	-1%
REBITDA	773	553	-28%	362	291	-20%
Cash flow	597	443	-26%	265	215	-19%
(per share, in EUR) **Earnings per share**[4]	4.02	2.05	-49%	1.53	0.94	-39%
Net debt to equity ratio	36.4%	39.5%				

Notes on Solvay Group summary financial information

As was the case last year, **non-recurring items** amounted to EUR -34 million in the first half. They included, among other things, assets write-downs of EUR 10 million in the Organics cluster and EUR 12 million in the Pharmaceuticals Sector as well as income of EUR 9 million related to the sale of the remaining Sofina shares.

Charges on net indebtedness amounted to EUR -71 million at the end of June 2009. They included currency hedging charges related to our commercial pharmaceuticals activities in emerging countries. Financial debt was

3 EBIT: results before financial charges and taxes.
4 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option programs, or a total of 82,492,238 shares for six months 2008 and 82,134,172 shares for six months 2009

covered at 100% at an average fixed rate of 5.1% with a duration of 6.6 years; the first significant maturity of the debt will not occur until 2014. In May 2009, the Group issued a 6-year bond in the amount of EUR 500 million at an annual rate of 5%. This issue permitted consolidation of its long-term financing structure, among other things by refinancing the short term commercial paper.

Income taxes amounted to EUR -16 million. The effective tax rate at the end of June 2009 was 8%, due among others to tax credits for research.

The **net income of the Group** (EUR 181 million) declined by 48% compared to the first half of 2008. Interest from third parties amounted to EUR 13 million. The **net result per share** amounted to 2.05 EUR (compared to 4.02 EUR in the first half of 2008).

REBITDA amounted to EUR 553 million (down by 28% compared to the same period of last year). **Depreciation** (EUR 262 million) was slightly higher than in the first half of 2008 (EUR 246 million).

Equity amounted to EUR 4,806 million at the end of June 2009, up by EUR 61 million compared to the end of 2008 (EUR 4,745 million).

The Group set as a major priority the maintenance of a solid financial situation, in particular in the current economic context. At the end of June 2009 the **net debt to equity ratio** was 39.5% (compared to 36.4% at the end of June 2008). **Net debt** amounted to EUR 1,899 million compared to EUR 1,597 million at the end of 2008. Working capital (EUR 1,265 million) declined by EUR 438 million compared to the end of June 2008. This decline involved in particular the industrial working capital (down by EUR 333 million); this reflects a strong focus of the management of the Group in this area.

RESULTS BY SEGMENT[5]

Million EUR	1st half 2008	1st half 2009	1st half 2009 / 1st half 2008	2nd quarter 2008	2nd quarter 2009	2nd quarter 2009 / 2nd quarter 2008
GROUP SALES[6]	**4,731**	**4,051**	**-14%**	**2,357**	**2,067**	**-12%**
Pharmaceuticals	1,249	1,292	4%	596	661	11%
Chemicals	1,528	1,406	-8%	765	683	-11%
Plastics	1,954	1,353	-31%	995	724	-27%
Corporate and Business Support	0	0		0	0	
REBIT GROUP	**548**	**306**	**-44%**	**249**	**164**	**-34%**
Pharmaceuticals	246	206	-16%	111	115	4%
Chemicals	136	122	-10%	53	66	26%
Plastics	187	8	-96%	97	4	-95%
Corporate and Business Support	-21	-30	45%	-11	-22	89%
REBITDA GROUP	**773**	**553**	**-28%**	**362**	**291**	**-20%**
Pharmaceuticals	297	261	-12%	137	142	4%
Chemicals	213	205	-4%	91	108	19%
Plastics	278	112	-60%	142	60	-58%
Corporate and Business Support	-16	-25	62%	-9	-19	117%

5 Results by sector include results from the three sectors of the Group, as well as Corporate and business support.
6 These are sales after elimination of inter-sector sales.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR (except for per-share figures in EUR)	1st half 2008	1st half 2009	2nd quarter 2008	2nd quarter 2009
Sales	**4,731**	**4,051**	**2,357**	**2,067**
Cost of goods sold	-3,185	-2,654	-1,610	-1,359
Gross Margin	**1,546**	**1,398**	**747**	**708**
Commercial and administrative costs	-749	-754	-370	-384
Research and development costs	-294	-290	-142	-142
Other operating gains and losses	47	-36	21	-16
Other financial gains and losses	-2	-13	-8	-2
REBIT	**548**	**306**	**249**	**164**
Non-recurring items	-34	-34	-43	-31
EBIT	**514**	**272**	**206**	**133**
Charges on borrowings	-62	-66	-27	-32
Interest on lendings and short term deposits	11	5	5	2
Other gains and losses on net indebtedness	0	-10	0	-15
Income from investments	10	-3	10	-3
Earnings before taxes	**473**	**198**	**194**	**86**
Income taxes	-121	-16	-62	-2
Net income of Group	**351**	**181**	**131**	**83**
Minority interests	-16	-13	-4	-7
Net income (Solvay share)	**335**	**168**	**127**	**77**
Earnings per share (in EUR)	4.02	2.05	1.53	0.94
Diluted income per share(*) (in EUR)	4.01	2.05	1.52	0.94

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME OF THE GROUP

Million EUR	1st half 2008	1st half 2009	2nd quarter 2008	2nd quarter 2009
Net income of the Group	**351**	**181**	**131**	**83**
Gains and losses on remeasuring available-for-sale financial assets	-125	17	-88	17
Effective portion of gains and losses on hedging instruments in a cash flow hedge	3	3	3	3
Currency translation differences	-117	19	31	-48
Income tax relating to components of other comprehensive income	0	3	0	-2
Other comprehensive income, net of related tax effects	**-239**	**41**	**-53**	**-30**
Total comprehensive income of the Group	**112**	**223**	**78**	**53**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2008	As of June 30, 2009
Non-current assets	**7,752**	**7,858**
Intangible assets	726	716
Goodwill	1,667	1,669
Tangible assets	4,218	4,265
Available-for-sale investments	30	71
Other investments	187	184
Deferred tax assets	649	679
Loans and other non-current assets	273	275
Current assets	**4,513**	**4,205**
Inventories	1,255	1,147
Trade receivables	1,666	1,517
Income tax receivables	92	47
Other receivables	555	482
Cash and cash equivalents	883	961
Assets held for sale	61	51
TOTAL ASSETS	**12,264**	**12,063**
Total equity	**4,745**	**4,806**
Share capital	1,271	1,271
Reserves	3,179	3,242
Minority interests	296	293
Non-current liabilities	**4,185**	**5,048**
Long-term provisions: employee benefits	1,106	1,108
Other long-term provisions	922	931
Deferred tax liabilities	258	259
Long-term financial debt	1,852	2,693
Other non-current liabilities	46	58
Current liabilities	**3,334**	**2,209**
Short-term provisions: employee benefits	43	29
Other short-term provisions	80	77
Short-term financial debt	627	167
Trade liabilities	1,337	1,079
Income tax payable	49	46
Other current liabilities	1,183	800
Liabilities associated with assets held for sale	14	11
TOTAL LIABILITIES	**12,264**	**12,063**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2008)	**1,271**	**18**	**3,994**	**-226**	**-621**	**14**	**4,449**	**296**	**4,745**
Net profit for the period			168				168	13	181
Income and expenses directly allocated to equity					12	22	35	6	41
Total comprehensive income			**168**		**12**	**22**	**203**	**19**	**222**
Cost of stock options			5				5		5
Dividends			-142				-142	-4	-146
Acquisition /sale of own shares				1			1		1
Other variations			-3				-3	-18	-21
Book value at the end of the period (06/30/2009)	**1,271**	**18**	**4,021**	**-225**	**-608**	**36**	**4,513**	**293**	**4,806**

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st half 2008	1st half 2009
EBIT	514	272
Depreciation, amortization and impairments	246	262
Changes in working capital	-328	-217
Changes in provisions	-53	-36
Income tax paid	-111	1
Others	-29	-13
Cash flow from operating activities	**240**	**269**
Acquisition/sale of investments and shares	58	-29
Acquisition/sale of assets	-332	-236
Income from investments	10	0
Changes in loans	36	26
Effect of changes in method of consolidation	3	4
Cash flow from investing activities	**-226**	**-234**
Variation of capital (increase/decrease)	-11	-18
Acquisition/sale of own shares	2	1
Changes in borrowings	351	368
Charges on net indebtedness	-62	-66
Interest on loans and short-term investments	11	5
Other gains and losses on net indebtedness	0	-10
Dividends	-238	-245
Cash flow from financing activities	**52**	**35**
Net change in cash and cash equivalents	**67**	**70**
Currency translation differences	-13	7
Opening cash balance	575	883
Closing cash balance	**629**	961

RESULTS BY SEGMENT

Million EUR	1st half 2008	1st half 2009	1st half 2009/ 1st half 2008	2nd quarter 2008	2nd quarter 2009	2nd quarter 2009/ 2nd quarter 2008
Group sales[7]	**5,050**	**4,389**	**-13%**	**2,516**	**2,237**	**-11%**
Pharmaceuticals	1,249	1,292	4%	596	661	11%
Chemicals	1,649	1,480	-10%	824	720	-13%
Plastics	2,153	1,616	-25%	1,096	857	-22%
Corporate and Business Support	0	0		0	0	
EBIT GROUP	**514**	**272**	**-47%**	**206**	**133**	**-35%**
Pharmaceuticals	209	187	-10%	86	101	17%
Chemicals	78	93	20%	38	53	41%
Plastics	211	4	-98%	94	1	-99%
Corporate and Business support	17	-12		-12	-22	

7 These are sales before elimination of inter-company sales.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Analysis by the Group of the different possible strategic options for its Pharmaceuticals Sector***
- ***Continuation of INSPIRE project and launch of Transformation 2015 project***
- ***Authorization of Creon® by the FDA***

➢ One of the strategic axes of the Solvay Group consists of an **evaluation of its activities at regular intervals** in order to determine their capacity to contribute to realization of its objectives. In this context, the Solvay Group is currently conducting an analysis of the different possible strategic options for its Pharmaceutical activities. At this stage, this does not involve any other decision in this respect.

➢ Known under the name **INSPIRE**, Solvay Pharmaceuticals' integration and transformation project has as its primary goal the improvement of the profitability of the Pharmaceuticals Sector by 2010 to reach an annual REBIT of EUR 640 million (a REBIT/sales margin $\geq$ 20%). This goal will be reached in significant part through a program of continuous improvement in efficiency that should generate annual synergies of EUR 300 million by 2010. At the end of 2008, annual savings reached about EUR 240 million. Additional savings anticipated for 2009 are EUR 35 million.

The savings realized were in part reinvested in activities designed to promote future growth and profitability. They also helped mitigate the effect of forced reductions in sales prices and the impact of generic products.

➢ Solvay Pharmaceuticals launched its **Transformation 2015** project in order to prepare for the many challenges ahead for the pharmaceuticals industry. Different initiatives are under way, including the establishment of a new organization. The main changes are the creation of a separate Research department, the merger of Development and Marketing activities into the "Market Access" department and the reinforcement of the "New Business Development" department. This new organization will improve supply of new molecules and ensure their development into new drugs offering added value to patients and other stakeholders.

➢ In **Research and Development**, the focus of the pipeline on the two main therapeutic areas, cardiometabolics and neuroscience, continues; added to these are two therapeutic niches: pancreatic enzymes and influenza vaccines.
An analysis of the potential therapeutic effects, considering current regulatory and economic environment, has led to a decrease in the number of projects in development. In this context, Solvay Pharmaceuticals decided, together with its partner Lundbeck, to stop the clinical development program of bifeprunox (for schizophrenia) in Europe. The interim results of the Phase-III studies indicated that regulatory approval by the EMEA would become unlikely. Consequently, development activities in the United States, which were on hold, have also been stopped.
It should be noted also that two other research projects have been stopped in the area of pancreatic enzymes: SLV340 (in pre-clinical phase) and SLV339 (in phase II).
The Research and Development budget for 2009 will be similar (EUR 435 million) to 2008.

➢ Solvay Pharmaceuticals also reinforced the **geographic expansion** of its major products (fenofibrate, Androgel®, Creon®, Duodopa®) by establishing solid commercial platforms in new markets, such as Russia, Brazil, Mexico, China, India, and Turkey. In 2008, emerging markets represented about 20% of sales in the Pharmaceuticals Sector. In addition, Solvay Pharmaceuticals recently concluded agreements with the companies ChemDiv (Russia) and Huya (China) permitting growth of its potential in research and development.

➢ In the **cardiometabolic franchise,** several important developments took place over the past few months in the treatment of dyslipidemia:

- In December 2008, the FDA approved for the American market the drug TriLipix™, a new-generation fenofibrate co-developed with Abbott. This drug contributes to reduction of triglycerides and LDL ("bad" cholesterol) levels and an increase in the HDL ("good" cholesterol) levels in patients suffering from mixed lipid problems. TriLipix™ is the first and only fibrate whose use is indicated in combination with a statin. Solvay Pharmaceuticals is co-promoting TriLipix™ with Abbott in the United States.
- Additionally, during the second quarter, AstraZeneca and Abbott filed with the FDA a new drug application for the American market for a fixed-dose combination lipid treatment (Certriad™). This is a combination of Crestor® (rosuvastatin, AstraZeneca) and TriLipix™, co-developed by Solvay and Abbott. Solvay Pharmaceuticals is pursuing the development of its own fixed-dose combination lipid treatment

(simvastatin/fenofibrate) for Europe and the rest of the world outside the United States. The application is expected to be filed early 2010.

Litigation against Abbott and Laboratoires Fournier regarding application of competition rules linked to changes in the formulation (200 mg and 160 mg) of fenofibrate in the USA, and joined by a certain number of American states, is continuing. Settlements were reached at the end of 2008 and early 2009 with some of the plaintiffs; these settlements were covered by contractual indemnities obtained when Fournier was acquired.

Following the recent publication of the EMEA[8] regarding, among other things, the revision of indications for the class of fibrates in the European Union, Solvay Pharmaceuticals believes that this decision does not appropriately reflect the risk-benefit ratio of fenofibrate, and is taking the necessary actions to guarantee that patients can continue to benefit from the total therapeutic value of the product.

Two other molecules are in phase-II development: SLV320 (acute cardiac failure) and Daglutril (SLV306: pulmonary hypertension).

- In **neuroscience**, phase-III studies of pardoprunox (SLV308) are continuing, with a goal of submitting a registration dossier by 2012. With regard to Duodopa®, phase-III studies are continuing in the United States. It should be noted that this molecule has obtained the status of "Orphan Drug" in Japan. In addition, in November 2008, Solvay Pharmaceuticals acquired from the company Depomed. Inc. exclusive rights to Gabapentin ER® for the United States, Canada, Mexico and Puerto Rico. Gabapentin ER®, currently in phase-III development, will offer, once approved, a new alternative for treatment of postherpetic neuralgia.

- In the area of **pancreatic enzymes**, Solvay Pharmaceuticals received in April 2009 approval by the FDA for Creon®. This is the first and currently only pancreatic enzyme approved in the United States. It should be recalled that the FDA required approval before April 2010 of all pancreatic enzymes currently sold on the American market. The new formulation of Creon®, as approved by the FDA, is available on the market since July. Phase-III studies are ongoing in Japan in collaboration with our partner, Eisai.

- In line with the recommendations of the World Health Organization (WHO), Solvay is using its production capacity for vaccines based on chicken eggs for production of the seasonal **flu vaccine**, which will be completed at the end of August.

  The new manufacturing plant for production of cell culture based flu vaccines, located in the Netherlands, is being validated. This is a necessary preliminary to any commercialization. The first commercialization of this new category of seasonal flu vaccines is set for 2009 in the Russian market. The development program for a seasonal cell culture based vaccine (both in Europe and the United States) is continuing.
  Furthermore, production of cell-culture based vH1N1 (pandemic) vaccine for clinical studies will start in August.

  Solvay decided not to participate in the second request for proposal of the American department of Health and Human Services (HHS) for construction of a vaccine-manufacturing facility in the United States; this decision was motivated by the economics of the project. As a consequence, the HHS notified Solvay Pharmaceuticals of the cancellation of the contract for design of a production unit in the United States and clinical development of a cell culture based influenza vaccine. As mentioned above, Solvay Pharmaceuticals will continue on its own the development of a seasonal cell culture based vaccine for the United States.

- In the area of **hormone replacement therapy,** regarding ANDROGEL®, Solvay Pharmaceuticals, Inc. was informed in January 2009 that the U.S. Federal Trade Commission (FTC) and the Attorney General of California filed suit in U.S. District Court in California (the suit since then has been transferred to a US District Court in Georgia) contesting the validity of the agreements concluded in 2006 with Watson and Par.Subsequently, tentative class action suits were filed on behalf of purchasers of this drug in different jurisdictions in the United States. Solvay Pharmaceuticals is disputing the merits of this case and will defend its actions in court.

  In addition, Perrigo Israel Pharmaceuticals, Ltd. has filed an ANDA with the FDA seeking approval of a generic version of ANDROGEL® 1% in the United States. Solvay Pharmaceuticals Inc. decided not to file a patent infringement suit at this time against Perrigo Israel Pharmaceuticals, Ltd.

  Solvay Pharmaceuticals submitted to the FDA, in the beginning of 2009, a new drug application for a low volume formulation of Androgel®; once approved, this new formulation will offer a new therapeutic option for patients suffering from low testosterone levels. This low volume formulation is not within the scope of Perrigo's abbreviated application.

  In addition, in May 2009 Solvay Pharmaceuticals concluded a licensing agreement with Lipocine Inc. for the development and commercialization of an oral testosterone-replacement therapy.

---

8 EMEA: Agence européenne des médicaments ("European Agency for the Evaluation of Medicinal Products")

Sales of principal products by therapeutic class

Million EUR	2008	1st half 2008	1st half 2009	1st half 2009 / 1st half 2008	1st half 2009 / 1st half 2008 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**2,699**	**1,249**	**1,292**	**+4%**	**+1%**
CARDIOMETABOLIC	**812**	**373**	**367**	**-2%**	**-3%**
Fenofibrate	511	221	214	-3%	-8%
Teveten®	116	63	56	-11%	-9%
Physiotens®	47	24	22	-7%	-3%
NEUROSCIENCE	**411**	**221**	**181**	**-18%**	**-18%**
Serc®	165	81	70	-14%	-9%
Luvox®	89	40	46	+13%	+2%
Duodopa®	42	19	27	+40%	+43%
FLU VACCINES	**137**	**21**	**22**	**+5%**	**+14%**
Influvac®	116	11	9	-15%	-10%
PANCREATIC ENZYMES (Creon®)	**217**	**103**	**123**	**+19%**	**+17%**
GASTRO-ENTEROLOGY	**243**	**122**	**116**	**-5%**	**-2%**
Duphalac®	104	51	54	+5%	+8%
Duspatal®	67	33	32	-2%	+4%
Dicetel®	34	17	14	-19%	-16%
MEN'S AND WOMEN'S HEALTH	**648**	**291**	**371**	**+27%**	**+17%**
Androgel®	337	149	214	+44%	+26%
Duphaston®	96	45	53	+17%	+24%
Prometrium®	82	37	51	+38%	+20%

Comments

- Pharmaceuticals Sector **sales** in the first half of 2009 amounted to EUR 1,292 million, up 4% compared to the first half of 2008. At constant exchange rates, they would have increased by 1%.

  The fenofibrate franchise (Trilipix™, TriCor®, Lipanthyl®) continues to develop well. In the United States, sales of TriCor® 145mg NFE and Trilipix™ (USD 588 million) booked by Abbott improved by 6% in the first half of 2009 compared to 2008 (+9% in the second quarter). Prescriptions of Trilipix™ were in line with our expectations. Sales increased in other countries and regions such as Australia and some emerging markets. Sales for the first half of 2009 for the fenofibrate franchise (EUR 214 million) did not totally reflect the sales during the period. This is explained by the EUR 39 million of revenues recorded for Trilipix™ in December 2008 after its approval by the FDA, related to sales to supply the distribution network for this drug in the United States.
  Additionally, sales for the Sector benefited from the sustained growth of other drugs such as Androgel® and Creon®, up respectively by 44% and 19% compared to last year. They were however negatively impacted by the sharp decrease in sales of Marinol® (EUR -38 million), which became generic in June 2008.

  In terms of geography, sales were up in the United States (except for Marinol®, following the favorable evolution of the main products and the positive exchange rate impact) and, despite the negative effects of exchange rates, in emerging countries (Eastern Europe, Latin America, Asia Pacific and the Middle East). They were down in Europe (competitive pressures from generics and impact of negative exchange rates).
- **Research & Development** expenditures amounted to EUR 221 million (17.1% of sales) compared to EUR 227 million in the first half of 2008. They were used primarily for the development of molecules in the cardiometabolic and neuroscience areas.
- The **operating result** (EUR 206 million) was down compared to the first half of 2008. This included miscellaneous income for a the total amount of EUR 71 million (EUR 44 million in the second quarter), linked to the sale of non-strategic products. Were it not for these items, the operating result for the first half of 2009 would be clearly higher than that of the first half of last year (+18%).

CHEMICALS SECTOR

Strategic developments

The strategy of the Chemicals Sector is characterized:

- by **continuous reinforcement of competitiveness** (operating excellence, world-class plants and high-performance management of energy and of the portfolio of products)

  With the goal of permanently optimizing its portfolio of products, Solvay decided in 2008 to sell its precipitated calcium carbonate activity.

Several restructuring measures are currently under way, following those announced and implemented in 2008. Thus, at the start of April 2009, Solvay announced its intention to mothball the hydrogen peroxide unit at Bitterfeld (Germany). The small size of this plant meant that it could not longer be operated competitively in the context of restructuring of the European pulp and paper industry. Additionally, Solvay announced the closing of a fluorinated-products manufacturing site in the United States (Catoosa).

The Chemicals Sector is also particularly attentive to the rapidly changing energy situation and is multiplying initiatives to mitigate these negative effects (technological leadership, high-performance industrial infrastructures, cogeneration units, coverage through medium- and long-term supply contracts, participation in the Exeltium consortium, etc.). Recently, Solvay formed a partnership with the company Tönsmeier for construction of a cogeneration unit using secondary fuels at the Bernburg (Germany) site as well as development of its partnership with the company Dalkia at Tavaux (France) for construction of a cogeneration unit supplied by biomass. These two cogeneration units will be operational respectively in 2010 and 2011.

- by **technological innovation and geographic expansion**

  In the framework of a partnership with BASF and Dow Chemical Company, construction of a first high-yield mega-plant for hydrogen peroxide (230,000 tons/year) was successfully completed in July 2008 at Antwerp (Belgium). Production officially started up on March 1, 2009. Construction, in partnership with Dow Chemical Company, of a second high-yield mega-plant (330,000 tons/year) began in Thailand (with startup scheduled for 2011). These two plants will ensure supply of hydrogen peroxide for propylene oxide production units. They mark a new step in production technology for this product: lower investments, economies of scale and optimized energy and raw material consumption.

  Also in Thailand, the decision was made to build an epichlorhydrin production unit (100,000 tons/year) based on natural glycerin (the EPICEROL® process). It will help meet the demand for epichlorhydrin in the Asia-Pacific region.

  In Bulgaria, it was decided to increase the capacity of the soda ash production unit by 300,000 tons to reach an annual capacity of 1,500,000 tons in 2010. The new unit for steam production on site is in the startup phase.

  In Egypt, Solvay acquired in October 2008 the Alexandria Sodium Carbonate Company (soda ash unit; current capacity: 130,000 tons/year). It will help meet the growing demand for soda ash from Egyptian customers and from Middle Eastern and North African countries.

- by **growth in specialties**

  In sodium bicarbonate, a new production unit is being started up in Rosignano (Italy). It will help respond to the dynamic growth in this market. Another product is SOLVAIR® Select 300, specifically designed for treatment of sulfur dioxide (SO_2); a new production unit of 125,000 tons/year is being built in the United States and will start up in 2010.
  Continuing the expansion of its portfolio of fluorinated specialties, Solvay launched F1EC, an electrolyte additive capable of prolonging the life cycle of lithium-ion batteries. The pilot unit at Bad Wimpfen (Germany) perfected and optimized the production process for transfer to the plant at Onsan (South Korea), where an industrial-scale production unit is currently under construction with startup planned in 2009.

It should be noted that following the decision by the European Commission to impose a fine in May 2006 for non-respect of competition rules in the area of peroxides (which Solvay appealed), in early 2009, some European customers combined to file claims against Solvay. Examination of these claims is in the early stages.

Key figures

(in million EUR)	Sales				REBIT change
	2008	1st half 2008	1st half 2009	1st half 09/ 1st half 08 (%)	1st half 09 / 1st half 08
CHEMICALS[9]	**3,096**	**1,528**	**1,406**	**-8%**	**-10%**
Minerals[10] cluster	1,426	705	647	-8%	↘
Electrochemicals and Fluor Chemicals cluster	1,154	554	534	-4%	↗
Oxygen"[11] cluster	448	227	211	-7%	↘

Comments

- ***Operating result for the second quarter improved despite the low level of demand and pressure on some sales prices***
- ***Continued reduction of fixed costs***
- ***First effects of drop in energy costs***

Sales in the **Chemicals Sector** for the first half of 2009 (EUR 1,406 million) were down by 8% due to a general drop in demand. In the second quarter, the sales volume was, however, slightly higher than the first quarter except in soda ash. Throughout the second quarter, there has been a significant drop in caustic soda prices, as well as increasing prices pressures on the other chemicals products, including soda ash. The operating result for the first half of 2009 (EUR 122 million) decreased by 10% compared to last year (EUR 136 million); in the second quarter (EUR 66 million), it was up by 26% compared to the second quarter of 2008 and by 18% compared to the first quarter of 2009 (EUR 56 million). Strict control on fixed costs at all levels had a positive impact on results. More recently, during the second quarter, added to this was a drop in energy costs, which began to have an impact. It should be noted that on average, the energy costs for the first half of 2009 were higher compared to the first half of 2008.

Minerals Cluster

- Sales and operating result for soda ash in the first half of 2009 were down compared to last year. Sales volumes in Europe and in the United States were down compared to the first half of 2008. Significant sales price hikes at the start of the year helped mitigate the greatly increased energy costs observed during most of 2008. Recently, sales prices have trended downward under the pressure of persistent weak demand. Adaptation to the drop in production weighed on the result while the lower energy costs began to have a favorable impact. Results from products derived from soda ash, especially bicarbonate, remained steady, both in Europe and the United States, benefiting from the overall stable volumes and significantly higher sales prices.

Electrochemistry and fluorinated products

- In **Electrochemistry**, sales in the first half of 2009 were slightly down compared to last year. The significant drop in world demand, along with high supply of product following improved demand for PVC, caused a brutal drop in sales prices of caustic soda in the second quarter. It should be recalled that since mid-2008, these prices had increased significantly, to reach a historic high in the first quarter of this year. The impact on the result was mitigated by the decrease in energy expenses in the second quarter. Although demand was slightly up in the second quarter, the situation with the Allylics activities, especially epichlorhydrin, remained difficult, in terms of both volume and sales price.
- The **fluorinated products** activity benefited, in the first half of 2009, from the effects of restructuring of fluorinated commodities effected in 2008 as well as the significant drop in costs of raw materials. Its operating result clearly improved from last year, despite the lower sales volumes in the context of the worldwide economic crisis.

Oxygen cluster

- Although slightly improved in the second quarter, the level of demand of hydrogen peroxide remained weak in Europe following the world economic crisis and problems encountered in the papermaking industry. The situation remained favorable in Mercosur. In the second quarter, the significant decrease in energy expenses helped mitigate the drop in sales price and the reduction of production rates.

PLASTICS SECTOR

Strategic developments

The **Plastics Sector is** continuously reinforcing its broad range of plastics and innovative materials in order to propose solutions to the numerous environmental, economic and human challenges of tomorrow, in close partnership with its customers. Its strategy is characterized by:

9 Including Organics (SBU Molecular Solutions)
10 Including Soda Ash and associated specialties SBU's as well as Advanced Functional Minerals
11 Incluing the Hydrogen Peroxide and Detergents SBU's

➢ **Specialties**: Creation and capture of growth in high-performance polymers, innovation and globalization and selective capacity expansion.

The Group is emphasizing expansion of its portfolio of high-performance Specialty Polymers, especially in Asia. It should be noted that in 2008, the new plant for micronized polytetrafluoroethylene (PTFE) started up in China, as did the new polyetheretherketone (PEEK) production unit in India. These plastics present a combination of some of the highest mechanical, thermal, chemical and/or electrical properties, which give access to numerous applications replacing traditional materials.

Innovation and research played a key role in this activity, in order to enlarge the range of polymers as well as to optimize the processes and the production costs. The co-development agreement concluded in September 2008 with Strategic Polymer Sciences, regarding production of materials for ultra-high-density energy condensers based on polyvinylidene fluoride (PVDF), is a recent example of this innovation.

In March 2009, a new DIOFAN® (PVDC latex) production unit, with annual capacity of 20,000 tons, successfully started up at Tavaux (France). PVDC latex is, in particular, a barrier material used to coat packages when integrity of the merchandise over time is critical, in particular in the food and pharmaceuticals sectors. Other selective production capacity expansions were recently implemented, especially for SOLEF® at Tavaux (France) and FLUOROLINK® at Spinetta (Italy). These capacity expansions will allow, among other things, continued growth of FLUOROLINK® in the paper-coating and textile markets as well as SOLEF® in new applications such as photovoltaic cells, sensors and lithium-ion batteries.

For Inergy Automotive Systems[12], significant efforts made over the past years in terms of cost reduction and improvement in competitiveness continued in 2009, enabling Inergy to respond to the very degraded situation of the automobile industry. The decrease in headcount continued during the first half; shutdown of the Nucourt (France) plant and resizing of the entire organization will be implemented throughout the year. Also, developments in high-growth areas are under way. Inergy recently announced the construction of a second plant in China (in the Beijing region) and a plant in India (in the Chennai region) in order to benefit from the strong growth of the automobile industry in these areas. It should be noted that, additionally, Inergy signed several major contracts over the past few months with different manufacturers and its technological leadership was recognized on the one hand by orders for its new "Selective Catalytic Reduction" systems aiming to reduce NOx emissions from diesel engines, and on the other hand by four Innovation Awards given by the Society of Plastics Engineers and the Society of Plastics Industry in the United States for its Twin-Sheet-Blow-Molding (TSBM) technology.

➢ **Vinyls**: Completely integrated and competitive production units, operating excellence and development in high-growth countries.

In Europe, SolVin[13] continued to reinforce its competitiveness by decreases in costs, energy savings and concentration on world-scale sites. In this context, the unit at Ludwigshafen (200,000 tons/year) was shut down in 2006 and the PVC capacity at Jemeppe (Belgium) will be taken in 2009 from 400,000 tons/year to 475,000 tons/year. This policy enabled Solvin to reinforce its leadership position in competitiveness among the European producers.

PVC compounds (BENVIC) in Europe are going to refocus their production in 2009 on three sites (which implies the shutdown of a unit at Jemeppe in Belgium), in order to reinforce their competitiveness.

Additionally, SolVin took a significant step in its geographic development in 2007 by concluding a joint venture contract (50/50) with Sibur. This contract provided for the construction in Russia of an entirely integrated plant, with an initial capacity of 330,000 tons/year of PVC, with the possibility of subsequent expansion to 500,000 tons/year. The severity of the global crisis led to a postponement of startup of the plant.

In Brazil, a vast production modernization project significantly improved competitiveness of the site by, among other things, use in production of membrane electrolysis. Additionally, PVC capacities were increased from 245,000 to 300,000 tons/year, in line with VCM capacities, in order to accommodate long-term growth in this market. A second phase of development at the site will give an integrated PVC capacity of 360,000 tons/year and will in part be supplied by ethylene made from a bioethanol base.

In Argentina, Solvay Indupa continued its project to construct a combined-cycle unit to provide a reliable and competitive supply of electricity for the site. The unit will become operational during 2009 with a capacity of 120 MW; it will later go to 165 MW.

In Thailand, Vinythai in 2008 increased its PVC production capacity by 70,000 tons/year at its plant at Map Ta Phut, to achieve 280,000 tons/year. This will enable it to sustain the growth projects of its customers in the dynamic Southeast Asian markets while improving competitiveness.

Alongside Europe, Southeast Asia, Mercosur and, in the future, Russia constitute significant areas of growth for vinyls.

12 Joint venture 50% Solvay / 50% Plastic Omnium in fuel systems for the automobile industry
13 Joint venture 75% Solvay / 25% BASF

The strategy of Pipelife[14] is focused around geographic deployment, especially in Central and Eastern Europe, *operating excellence, reinforcement of competitiveness* (decrease in costs and restructuring, especially in Ireland and Spain) and innovation.

Key figures

(in million EUR)	Key figures				REBIT change
	2008	1st half 2008	1st half 2009	1st half 09/1st half 08 (%)	1st half 09 / 1st half 08
PLASTICS	**3,695**	**1,954**	**1,353**	**-31%**	**-96%**
Specialties[15]	1,512	799	578	-28%	↘
Vinyls[16]	2,183	1,155	775	-33%	↘

Comments

- ***Net sales and operating result in the first half of 2009 were sharply down compared to 2008 in the context of the global economic crisis particularly affecting the Plastics Sector's main markets.***
- **Acceleration of fixed costs decrease**

Plastics Sector sales (EUR 1,353 million) declined by 31% compared to the first half of 2008, in a very degraded global economic context. The impact of the crisis was very significant for the Sector's primary markets, which are automotive and construction, as well as electronics and electricity. Sales for PVC were also affected by significantly lower sales prices compared to last year (even though they have been improving since May, considering the rise in ethylene costs). The operating result from the first half (EUR 8 million, including EUR 4 million in the second quarter) was sharply down compared to the high level of last year (EUR 187 million). The measures taken to reinforce competitiveness of Plastics as well as a policy of sector and geographic diversification over the last few years (especially in Asia and Mercosur) mitigated the impact of the crisis on the result. Priority given to cash generation encouraged maintaining some production at reduced operating rates in order to ensure a strict control of inventories.

Specialties

- Slowdown in demand for **Specialty Polymers**, which began in the fourth quarter of 2008, continued in the first half of 2009 (volumes down by 30% compared to 2008). It was amplified by a general phenomenon of inventory reduction, primarily in the first quarter. Its primary markets are affected by the economic crisis: automotive, construction and electronics. It should be noted that the pharmaceutical market (for PVDC) held up better. The drop in demand weighed on the operating result of the first half of 2009, which was much lower than the first half of 2008. The measures taken to reinforce their competitiveness (adapting production, reducing overhead, adapting headcount, improving production yields, etc.) did, however, limit the impact on results of the decrease in demand. R&D efforts in the first half of 2009 were similar to last year.
- Although improved compared to the first quarter, sales volumes for fuel systems of **Inergy Automotive Systems** remained very weak (4.0 million fuel systems, or -37% compared to 2008), reflecting the significant slowdown in worldwide automotive production. The significant impact on results of the drop in volumes was partially compensated by continued very significant efforts at cost reduction. Thus, headcount at Inergy was again decreased in the first half of 2009 (by about 120 positions) compared to the end of 2008.

Vinyls

- Results for **Vinyls[17]** in the first half of 2009 were sharply down compared to the first half of 2008. The situation of the PVC market in Europe remained very difficult. Although slightly improved compared to the first quarter, the level of demand remained significantly lower than 2008 (-20% on 6-month basis). A better balance between PVC supply and demand made it possible to pass along in the PVC sales prices the increased costs of ethylene. In Mercosur, domestic demand for PVC was down compared to 2008; it should be noted, however, that there was a certain resumption of activity in Brazil in the second quarter. The significant decrease in sales price at the end of 2008 had an impact on the operating result; however, it enabled Solvay Indupa to significantly increase its share of the domestic market, since imports were less competitive than in the past. Sales prices have again trended upward in the past few months. Exports from Argentina remained steady through the first half. In Asia, sales volumes for export by Vinythai remained very steady, especially to China. Results from the first half of 2009 were similar to those of last year.
- Results for **Pipelife** in the first half of 2009 were lower than last year, in the context of very difficult construction and civil engineering markets. Sales decreased in all regions. Pipelife succeeded, however, in significantly limiting the impact of the drop in demand on its operating result due to its cost-reduction measures, including a decrease in headcount and improvement in its product line through innovation.

---

14 Joint venture 50% Solvay / 50% Wienerberger in pipes and fittings.
15 Including Specialty Polymers SBUs and Inergy Automotive Systems (fuel systems)
16 Including SBUs Vinyls and Pipelife (pipes and fittings)
17 Including since July 2008 consolidation of Solvin at 100% (compared to 75% previously)

REMARKS

1. Consolidated financial statements.
   Deloitte has conducted a limited review of the consolidated six-month situation that closed on June 30, 2009. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.
   The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between the first halves of 2008 and 2009 involved:
   - Overall consolidation of Innogenetics as of September 30, 2008
   - Overall consolidation of companies in the Solvin Group as of July 1, 2008
   - Acquisition of Alexandria Sodium Carbonate Co. on October 17, 2008.
   - Acquisition of assets in the Ajedium Film Group LLC on August 29, 2008.
   - On January 1, 2009, consolidation of Okorusu Fluorspar Ltd (Namibia), Solvay Biochemicals Company Ltd (Thailand) and the Joint Venture MTP HP JV (Thailand)
2. Content.
   This press release contains regulatory information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).
3. Primary exchange rates.

		Closing			Average		
1 Euro =		2008	6 months 2008	6 months 2009	2008	6 months 2008	6 months 2009
Pound Sterling	GBP	0.9525	0.7922	0.8521	0.7963	0.7752	0.8941
American Dollar	USD	1.3917	1.5764	1.4134	1.4708	1.5304	1.3325
Argentine Peso	ARS	4.8175	4.7659	5.3556	4.6379	4.8006	4.8529
Brazilian Real	BRL	3.2436	2.5112	2.7469	2.6736	2.5943	2.9221
Thai Baht	THB	48.28	52.74	48.14	48.48	48.48	46.66
Japanese Yen	JPY	126.14	166.44	135.51	152.46	160.62	127.24

4. Solvay shares.

	2008	first half 2008	first half 2009
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,317,792	82,492,238	82,134,172
Average number of shares for IFRS calculation of diluted income per share	82,447,048	82,678,408	82,134,172

5. Declaration by responsible persons.
   Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, General Manager for Finance, declare that to the best of their knowledge:
   a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;
   b) the intermediate report contains a faithful presentation of significant events occurring in the first six months of 2009, and their impact on the summary financial information;
   c) there is no transaction between related parties.

Key dates for financial communication

- September 29, 2009: Solvay Investors Day at Brussels
- October 29, 2009: Results for the first nine months of 2009 and announcement of prepayment of dividend for 2009 (payable in January 2010, coupon no. 85) (7:30 a.m.)
- Mid-February 2010: Annual results 2009 (7:30 a.m.)

For additional information:

Erik De Leye
*Corporate Press Officer (*SOLVAY S.A.)
Tel: 32 2 509 72 30
E-mail: erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Head of Investor Relations (SOLVAY S.A.)
Tel: 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail: investor.relations@solvay.com

SOLVAY is an international Chemicals and Pharmaceuticals Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2008, its sales amounted to EUR 9.5 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals . Solvay (NYSE-Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on NYSE-Euronext at Brussels.

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est aussi disponible en français